
13000959



# Tufco
## Technologies, Inc.



# 2012 Annual Report

# FINANCIAL HIGHLIGHTS

| In thousands, except per share data | Fiscal year 2012 | Fiscal year 2011 |
|---|---|---|
| STATEMENT OF INCOME DATA | | |
| Net Sales | $107,042 | $109,906 |
| Gross Profit | 5,804 | 5,244 |
| Operating Income (Loss) | 180 | (487) |
| Net Loss | (53) | (447) |
| Loss Per Share – Diluted | $ (0.01) | $ (0.10) |
| Weighted Shares Outstanding | 4,309 | 4,309 |
| BALANCE SHEET DATA | | |
| Working Capital | $15,009 | $14,189 |
| Total Assets | 57,656 | 55,281 |
| Total – Current and Long-Term Debt | 8,048 | 7,476 |
| Stockholders' Equity | 35,716 | 35,710 |

# BOARD OF DIRECTORS

Mr. Robert J. Simon
*Chairman of the Board,*
Senior Managing Director
Bradford Ventures, Ltd.

Mr. Samuel J. Bero
*President and Chief Executive Officer*
Tufco Technologies, Inc.,
Retired

Mr. Brian Kelly
*President*
Waverly Partners, Inc.

Mr. James F. Robinson
*President and Chief Executive Officer*
Tufco Technologies, Inc.

Mr. C. Hamilton Davison
*Principal*
Advantaged In Strategy, LLC

Mr. William R. Ziemendorf
*President and Chief Executive Officer*
Independent Printing Company, Inc.

# EXECUTIVE OFFICERS

Mr. James F. Robinson
*President and Chief Executive Officer*

Mr. Michael B. Wheeler
*Executive Vice President, Chief Financial Officer and Chief Operating Officer*

Letter to Shareholders

Fiscal year 2012 saw continued focus within Tufco on the reduction of operating costs, efficiency improvement, and optimization of the sales mix. Commercial efforts targeted growth through broadening the company's customer base and product offerings.

Revenues in the last six months of fiscal year 2012 increased 15% over revenues of the first six months, leading to a strong top line performance during that period. This increase was primarily due to improved commercial focus on the Company's printing and laminating operations, as well as growth within the wet wipes converting operations. Additionally, successful efforts to reduce operating costs and improve efficiencies during the same period resulted in improved profitability, offsetting a majority of the operating losses incurred in the first two quarters of fiscal year 2012. Sales in fiscal year 2012 were 3% less than sales in fiscal year 2011. However net loss for fiscal year 2012 was $0.01 per diluted share versus a net loss of $0.10 per diluted share in fiscal year 2011. Both the Green Bay and Newton operations reported improved results in the last six months of fiscal year 2012.

The focus on realizing the financial benefit of the manufacturing improvements is centered around operational excellence, and is expected to result in continued reduction of operating costs.

Our objective for fiscal year 2013 is to continue to broaden our sales base, increase product offerings and capitalize on the manufacturing improvements that were realized in fiscal year 2012. We have a tenacity for achievement, accountability and a clear focus on the enterprise objectives. Tufco has a committed and seasoned leadership team in place and we believe that we will continue to grow our sales and meaningfully improve our profitability.



James F. Robinson
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 10-K**

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2012

or

☐ Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________.

Commission file number 0-21018

**TUFCO TECHNOLOGIES, INC.**
(Exact name of registrant as specified in its charter)

| Delaware | 39-1723477 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| PO Box 23500, Green Bay, WI | 54305-3500 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code 920-336-0054

Securities registered pursuant to Section 12(b) of the Act:

| Title of Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, Par Value $0.01 per share | Nasdaq Capital Market |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (see definition of "Accelerated Filer and Large Accelerated Filer and "Smaller Reporting Company" in Rule 12b-2 of the Exchange Act). Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐
Smaller Reporting Company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

The aggregate market value of the Common Stock of Tufco Technologies, Inc. held by non-affiliates, as of March 30, 2012, was approximately $5,451,563. Such aggregate market value was computed by reference to the closing price of the Common Stock as reported on the Nasdaq Global Market on March 30, 2012. For purposes of making this calculation only, the registrant has defined affiliates as including all directors and beneficial owners of more than ten percent of the Common Stock of the Company. The number of shares of the registrant's Common Stock outstanding as of December 14, 2012 was 4,308,947.

DOCUMENTS INCORPORATED BY REFERENCE: None.

# PART I

## ITEM 1 - BUSINESS

### General

Tufco Technologies, Inc. ("Tufco" or the "Company"), founded in 1992, provides integrated manufacturing services including wet wipe converting, wide web flexographic printing, hot melt adhesive laminating, folding, integrated downstream packaging, quality and microbiological process management, and manufactures and distributes business imaging paper products.

The Company has become a leading provider of contract manufacturing and specialty printing services, and supplier of value-added custom paper products. The Company's principal executive offices are located at 3161 South Ridge Road, Green Bay, WI 54304/PO Box 23500, Green Bay, WI 54305-3500, and its telephone number is (920) 336-0054.

### Products and Services

The Company markets its products and services through two market segments: Contract Manufacturing and Business Imaging. Tufco conducts operations from two manufacturing and distribution locations in Green Bay, Wisconsin and Newton, North Carolina.

**Contract Manufacturing**

Tufco has contract manufacturing capability at its Green Bay, Wisconsin location.

The Company's products and services provided at its Green Bay, Wisconsin facility include wet wipe converting, wide web flexographic printing, hot melt adhesive laminating, folding, integrated downstream packaging, quality, formulation development, blending and microbiological process management. The facility manufactures products from a wide array of materials, including polyethylene films, nonwovens, paper and tissue. Products include disposable wet wipes for home, personal care and automotive use, flexible packaging and disposable table covers.

The Company invested in its first wipes converting asset in December 2002. It has grown to be a leading provider of branded contract wet wipes in North America. Since 2004, the Company has invested heavily to expand the capabilities and capacity of its wipes converting. These wipe converting assets can produce a variety of products and include a broad variety of folding options, count versatility and integrated downstream packaging. In fiscal 2009, the Company installed a new canister line. This line allows for a wide range of roll diameters and is complemented with automated downstream filling and packaging to support growth in the expanding disposable nonwovens wipes market. In fiscal 2010, the Company added the capability to formulate and blend its own solutions for wet applications.

The Company's Green Bay, Wisconsin facility also offers wide web flexographic printing services. The Company offers wide web flexographic printing and focuses on products such as paper and poly table covers, flexible packaging used in retail products and nonwovens which are used in feminine care, home cleaning and incontinence products. The Company has two 8-color flexographic printing presses capable of printing solvent and water-based inks, 62" print width at speeds up to 1,500 feet per minute and offers repeat sizes ranging from 15-3/4" to 47-1/4". The Green Bay flexographic presses can print on a wide range of media from lightweight tissue or nonwoven to heavyweight paperboard, films and foils. Additional converting equipment that supports the flexographic presses includes folding and packaging of finished printed goods such as poly and paper table covers. Also, materials can be printed roll-to-roll at the Company and then sent to the customer for converting. See Note 11 to the Consolidated Financial Statements included in Item 8 of this Report as referenced to the Appendix to this Report.

**Business Imaging**

The Company's Newton, North Carolina facility has capabilities which include precision slitting, rewinding, specialty packaging, folding, perforating, and trimming of paper rolls in a large variety of sizes which include variables in width, diameter, core size, single or multi-ply, and color. All of the rolls can be printed on one side or both, providing the customer with advertising, promotional or security features. These capabilities are directed toward converting fine paper materials, including specialty and fine printing papers, thermal papers, inkjet papers and coated products.

The Company's Newton, North Carolina facility prints and converts a full range of customized paper products for use in retail, convenience store, restaurant, dry cleaning and bank applications. Additionally, the Company's Newton facility produces an extensive selection of business forms products in laser cut sheets and multi-part forms, as well as wide format rolls for drafting and architectural applications.

The Company previously held a lease on a 4,800 sq. ft. facility in Las Vegas, Nevada, which was to expire on November 30, 2012. Under an agreement with the lessor and a third party, the third party assumed responsibility for the remaining term of the lease on August 1, 2012. The Company distributes from its Newton facility a wide variety of printed and unprinted paper products used in business imaging equipment in market segments including architectural and engineering design, high speed data processing, point of sale, automatic teller machines and a variety of office equipment. The Company's products include roll products ranging in length from 30 feet to 3,500 feet and in widths from 1 inch to 54 inches. The Company's products are available in a wide range of paper grades including a variety of weights of bond paper, thermal imaging papers and fine vellums.

**Business Imaging (Continued)**

The Company also has a line of products for the restaurant market, including children's placemats, crayons and guest checks. Many of the Company's Hamco brand distributors provide point of sale (POS) rolls and other products to individual restaurants as well as major chain restaurants. This line provides complementary products that can be sold to restaurants at competitive prices while offering higher margins to the Company than POS sales alone.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations", as included in Item 7 of this Report, which sets forth a breakdown by percentage of the Company's net sales by class for fiscal 2011 through fiscal 2012.

**Manufacturing and Operations**

With regard to its Contract Manufacturing operations, the Company either utilizes product specifications provided by its customers or works with its customers to develop specifications which meet customer requirements. Generally, the product begins with base materials such as nonwovens, papers, or polyethylene films. In Contract Manufacturing, customers request that the Company purchase raw materials and pass the cost plus an administration fee through the sales price. The Company applies one or more of its contract converting or specialty printing services to add value to these materials.

The Company's efforts to grow have been supported by capital investment in machinery and equipment. During the past two years, the Company spent $3.1 million on capital expenditures. Through the Company's expenditures on new equipment, it has increased both its manufacturing capacity and the range of its capabilities. Principal capital improvements include equipment which has expanded the Company's wet wipes converting and packaging capabilities and its canister line, which allows for a wide range of roll diameters. The Company believes it has sufficient capacity to meet its growth expectations.

The Company's equipment can produce a wide range of sizes of production output to meet unique customer specifications. The Company's printing presses perform flexographic processes and print from one to eight colors on webs as wide as 64 inches. The Company's hot melt adhesive laminating assets allow for high-speed laminating of two unique substrates at widths of up to 120 inches.

**Sales and Marketing**

Tufco markets its products and services nationally through its 16 full-time sales and customer service employees and 38 manufacturer's representatives and distributors. The Company's sales personnel are compensated with a base salary plus an opportunity for an incentive bonus. The Company generally utilizes referrals, prospecting, trade shows and its industry reputation to attract customers.

The Company's customer base consists of over 250 companies, including multinational consumer products companies and dealers or distributors of business imaging papers. Sales to such customers are made pursuant to project specific purchase orders as well as contract service agreements with multi-year terms. Sales under such contract service agreements are typically derived from customer directed purchase orders based on unit volume projections supplied by the customers and demand generated by the customer's consumer base. As a result, there can be no assurance that sales to such customers will continue in the future at current levels. Sales are generally made on a credit basis within limits set by the Company's executive management. The Company generally requires payment to be made within 30 days following shipment of goods or completion of services. The Company has contracts for both printing, laminating and converting. One of these contract customers, a multinational consumer products company, accounted for approximately 31% of total sales in fiscal 2012 and 31% of total sales in fiscal 2011. The current contract with this customer expires March 31, 2013. The Company is currently negotiating renewal terms with this customer. There can be no assurance that the contract will be renewed. Another multinational consumer products company accounted for approximately 18% of total sales in fiscal 2012 and 19% of total sales in fiscal 2011. The current contract with this customer has been extended until June 2013. The Company is taking proactive measures to expand its customer base to provide greater breadth of customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources", as included in Item 7 of this Report.

**Competition**

In order to grow based on an outstanding quality and service reputation, the Company has established and continues to provide customers with innovative, full service solutions delivered in a timely and defect free manner. The Company believes the primary areas of competition for its goods and services are quality, production capacity and capability, product development, prompt and consistent delivery, service, flexibility, continuing relationships and price. The Company is a reliable supplier with a consistently high on-time performance rate that makes it the contract manufacturing partner of choice for many of its customers. The Company believes that it offers key competitive advantages such as customized Contract Manufacturing options all under one roof: dedicated customer service and support personnel, outstanding product quality, speed to market, uncompromised security and confidentiality, ISO 9001:2008 quality certification, a high performance Lean/Six Sigma manufacturing culture, microbiological management and testing, technical expertise and lower overall costs.

Competitors for the Company's Contract Manufacturing products and services vary based upon the products and services offered. In the Company's Contract Manufacturing services, the Company believes that relatively few competitors offer a wider range of services or can provide them from a single source. The Company believes it is a leading provider of branded wipes in North America. The Company offers a broad product offering of differing configurations of flat pack and canister wet wipes. With respect to the Company's specialty printing and converting services, the relevant competition consists primarily of numerous small regional companies. Management believes that the Company's capabilities in Contract Manufacturing and specialty printing give it the flexibility, diversity, and capacity to compete effectively on a national basis with large companies and locally with smaller regional companies. The Company does not believe foreign competition is significant at this time in Contract Manufacturing and specialty printing. In the wet wipe market, the Company believes it has built a strong reputation with nationally recognized consumer and industrial products market leaders. The Company strongly abides by stringent security and confidentiality practices and provides turn-key solutions to introduce new and innovative products that respond to consumer demands for applications that are easy to use, disposable, convenient and cost effective.

The Company operates highly technical manufacturing processes to meet a variety of customer needs. By virtue of being a customized contract manufacturer, the Company continually engineers and proposes systems to customers and potential customers to solve their manufacturing needs in product rollouts. The Company offers full, value added services such as microbiology assessment and management, and wet wipe, formulation and concentrate testing services that allow the Company to maintain and assure high product integrity. In the products made at Newton, North Carolina, raw materials are readily available, and converting equipment is generally easily purchased. As a result, competition for engineering and transaction papers customers is very strong, primarily from small regional suppliers and large national companies.

**Product Development and Quality Control**

The Company works with its customers to develop new products and applications. The Company believes that a key factor is its willingness and distinctive technical competency to help customers experiment with a variety of substrates, formulas and packaging materials to develop products with different attributes such as strength, absorbency, breathability, moisture-resistance, target retail price points and appearance. As a result, the Company has been able to support customer product and process development in a way that provides a competitive cost structure while maintaining flexibility and speed to market. Customers may request certain physical tests during trial runs that are performed by the Company's quality assurance personnel and, if requested, with the customer on site. Tufco continues to work with both its customers and its supply chain on improving sustainable performance of its products. After completing the development process, the Company prices a new product or service and designs an ongoing program that provides information to the customer such as quality checks, inventory reports, materials data, and production reports.

The Company's Green Bay, Wisconsin facility has now operated under an ISO 9001 certification for over eleven years. ISO 9001 is an internationally recognized Quality Management System (QMS) standard. The Green Bay facility has upgraded its QMS to meet the revised ISO 9001:2008 standard. The Green Bay facility has numerous wet converting lines that require additional care to prevent microbial contamination. To meet the stringent requirements of these processes, the facility has incorporated current Good Manufacturing Practices (as mandated by the Food and Drug Administration) into its QMS. The Green Bay site is also registered with both the Environmental Protection Agency and the Food and Drug Administration. Each year the site's QMS is audited by multiple customers and undergoes one third party ISO surveillance audit.

**Raw Materials and Suppliers**

The Company is not dependent on any particular supplier or group of affiliated suppliers for raw materials or for equipment needs. In the Contract Manufacturing sector the customer, in most instances, selects which supplier of equipment or raw material the Company is to use. The Company believes that it has excellent relationships with its primary suppliers, and the Company has not experienced significant difficulties in obtaining raw materials. The Company's raw materials fall into six general groups: various paper stocks, inks for specialty printing, nonwoven materials, polyethylene films, packaging, lotions and chemicals. Sharp increases or decreases in the costs of key commodities, such as paper or polyethylene, could periodically impact the Company's inventory values and net income. There are numerous suppliers of all of these materials. To ensure quality control and consistency of its raw material supply, the Newton, North Carolina facility continues to receive fine paper stock primarily from six major paper companies instead of a greater number of companies.

The Company's primary raw materials, base paper and nonwoven materials, are subject to periodic price fluctuations. In the past, the Company has generally been successful in eventually passing most of the price increases on to its customers, but management cannot guarantee that the Company will be able to do this in the future. Under contracts at Green Bay, changes in material prices are passed on to our customers.

**Environmental Matters**

The Company is subject to various federal, state, and local environmental laws and regulations concerning emissions into the air, discharges into waterways, and the generation, handling, and disposal of waste materials. These laws and regulations are constantly evolving, and it is impossible to accurately predict the effect they may have upon the capital expenditures, earnings, and competitive position of the Company in the future. The Company believes it is in compliance with all environmental regulations and is current on all applicable permitting and reporting requirements with federal, state and local jurisdictions. The Company has continuous air emissions monitoring systems regulated by the Environmental Protection Agency/Department of Natural Resources and maintains a strong, active relationship with the controlling agencies and a principle based commitment to stewardship in the community.

The Company's past expenditures relating to environmental compliance have not had a material effect on the Company. Further growth in the Company's production capacity with a resulting increase in discharges and emissions may require additional capital expenditures for environmental control equipment in the future. No assurance can be given that future changes to environmental laws or their application will not have a material adverse effect on the Company's business or results of operations.

Each manufacturing line is unique and can generate various types of waste. The Company takes into account all considerations for environmental impact on all waste streams that occur. The Company follows a strict waste minimization plan to reduce, recycle or eliminate waste from all of our manufacturing processes. All processes are reviewed during initial start-up or annually to make sure that the Company is in compliance with all applicable federal, state and local laws and regulations.

**Employees**

At September 30, 2012, the Company had 293 employees, of whom 222 were employed at its Green Bay, Wisconsin facility, 68 at its Newton, North Carolina facility, 1 in Holyoke, Massachusetts, 1 in Maineville, Ohio and 1 in Dallas, Texas. 292 of such employees are employed by the Company on a full time basis. The Company has a non-union workforce and believes that its relationship with its employees is good.

**Working Capital**

Information regarding the Company's working capital position and practices is set forth in Item 7 of this Report under the caption "Liquidity and Capital Resources".

**Class of Products**

Financial information for the Contract Manufacturing and the Business Imaging segments is set forth in Note 11 to the Consolidated Financial Statements included in Item 8 of this Report, as referenced to the Appendix to the Report.

## ITEM 1A – RISK FACTORS

Not required for a smaller reporting company.

## ITEM 1B – UNRESOLVED STAFF COMMENTS

Not required for a smaller reporting company.

## ITEM 2 – PROPERTIES

The Company's main production and distribution capabilities for Contract Manufacturing and specialty printing are located in Green Bay, Wisconsin. The 243,800 square foot facility (of which approximately 20,700 square feet is used for offices for the facility and the Company's corporate headquarters) was built in stages from 1980 to 2000 and is owned by the Company. The Company has approximately seven additional acres on which to expand in the future.

The Company leases 42,600 square feet of space in a building contiguous to its Green Bay facility, which is currently used for certain Contract Manufacturing, warehousing, and distribution operations. This property is leased from a partnership of which Samuel Bero, a director of the Company, is one of several partners. In November 2006, the Company entered into a new lease with the partnership, which expires in March 2013. The rent under this lease is $17,070 per month beginning in April 2007 and increases by 1.65% each succeeding year. In exchange for the Company's entering into the new lease, the partnership agreed to pay for up to $300,000 of improvements to the facility. We believe that the terms of this lease are at least as favorable to us as could have been obtained from an unaffiliated party. On November 28, 2012, the Company renewed the lease for a one year term effective April 1, 2013 with three one year renewal options. Rental expense will be reduced to $12,825 per month. If the Company exercises its renewal options, rental expense will increase 2.5% for each renewal period.

The Company also owns a 120,000 square foot facility in Newton, North Carolina, used in the production and distribution of point of sale rolls, transaction paper products, wide format rolls and in the printing of custom forms and rolls for its Business Imaging products.

The Company believes that all of its facilities are in good condition and suited for their present purpose. The Company believes that the property and equipment currently used is sufficient for its current and anticipated short-term needs, but that the expansion of the Company's business or the offering of new services could require the Company to obtain additional equipment or facilities.

## ITEM 3 - LEGAL PROCEEDINGS

The Company is subject to lawsuits, investigations, and potential claims arising out of the ordinary conduct of its business. The Company is not currently involved in any material litigation.

## ITEM 4 – MINE SAFETY DISCLOSURES

Not Applicable

## PART II

### ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

From the Company's initial public offering of Common Stock, until October 26, 2009, the Common Stock of Tufco was traded on the Nasdaq Global Market (formerly known as Nasdaq National Market) under the trading symbol "TFCO." On September 16, 2009, the Company received a letter from the Nasdaq Stock Market providing notice that, for 30 consecutive trading days, the Company's common stock had not maintained a minimum market value of publicly held shares of $5 million as required for continued inclusion on the Nasdaq Global Market. The Company subsequently filed an application to transfer its securities to the Nasdaq Capital Market, which was approved on October 22, 2009. The Company's common stock was transferred to the Nasdaq Capital Market at the opening of business on October 26, 2009 and is still traded under the symbol "TFCO".

The following table sets forth the range of high and low selling prices for the Common Stock, as reported on the Nasdaq Global Market or Nasdaq Capital Market, as applicable, for the periods indicated:

| | | High | Low | Close |
|---|---|---|---|---|
| Fiscal 2011: | Quarter ended December 31, 2010 | $3.43 | $3.05 | $3.20 |
| | Quarter ended March 31, 2011 | $4.43 | $3.08 | $3.90 |
| | Quarter ended June 30, 2011 | $4.24 | $3.16 | $4.07 |
| | Quarter ended September 30, 2011 | $4.12 | $3.22 | $3.69 |
| Fiscal 2012: | | High | Low | Close |
| | Quarter ended December 31, 2011 | $3.75 | $2.59 | $3.33 |
| | Quarter ended March 31, 2012 | $3.59 | $2.93 | $3.25 |
| | Quarter ended June 30, 2012 | $3.90 | $2.97 | $3.82 |
| | Quarter ended September 30, 2012 | $4.62 | $3.25 | $4.25 |

As of December 14, 2012, there were approximately 79 holders of record of the Common Stock. On December 14, 2012, the last reported sale price of the Common Stock as reported on the Nasdaq Capital Market was $4.77 per share.

The Company has never paid dividends on its Common Stock. The Company's revolving credit agreement contains certain covenants, including requirements to maintain certain levels of cash flow and restriction on the payment of dividends. The Company does not intend to pay any cash dividends in the foreseeable future.

## ITEM 6 – SELECTED CONSOLIDATED FINANCIAL DATA

Not required for a smaller reporting company.

## ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Forward Looking Statements

Management's discussion of the Company's fiscal 2012 results in comparison to fiscal 2011 contains forward-looking statements regarding current expectations, risks and uncertainties for future periods. The actual results could differ materially from those discussed herein due to a variety of factors such as the Company's ability to increase sales, changes in customer demand for its products, cancellation of production agreements by significant customers including two Contract Manufacturing customers it depends upon for a significant portion of its business, its ability to meet competitors' prices on products to be sold under these production agreements, the effects of the economy in general, including the slow economic recovery from the continuing economic downturn, the Company's inability to benefit from any general economic improvements, react to material increases in the cost of raw materials or competition in the Company's product areas, the ability of management to successfully reduce operating expenses, the Company's ability to increase sales and earnings as a result of new projects and services, the Company's ability to successfully install new equipment on a timely basis and to improve productivity through equipment upgrades, the Company's ability to continue to produce new products, the Company's ability to comply with the financial covenants in its credit facility, the Company's ability to extend or refinance its credit facility upon expiration, the Company's ability to sustain profitable operations, the Company's ability to successfully attract new customers through its sales initiatives and strengthening its new business development efforts, the Company's ability to improve the run rates for its products, and changes to regulations governing its operations or other factors beyond the Company's control. Therefore, the financial data for the periods presented may not be indicative of the Company's future financial condition or results of operations.

### General

Tufco is a leader in providing diversified contract wet wipe converting and printing, as well as specialty printing and finishing services and business imaging products. The Company's business strategy is to continue to place its converting at the leading edge of existing and emerging growth opportunities. The Company works closely with its clients to develop products or perform services, which meet or exceed the customers' quality standards, and then uses the Company's operating efficiencies and technical expertise to supplement or replace its customers' own production and distribution functions.

The Company's technical proficiencies include wide web flexographic printing, wet wipe converting, hot melt adhesive lamination, folding, integrated downstream packaging and quality and microbiological process management and the manufacture and distribution of business imaging paper products.

**Results of Operations**

The following discussion relates to the financial statements of the Company for the fiscal year ended September 30, 2012 ("current year" or "fiscal 2012") in comparison to the fiscal year ended September 30, 2011 ("prior year" or "fiscal 2011").

The following table sets forth, for the fiscal years ended September 30, (i) the percentage relationship of certain items from the Company's statements of operations to net sales, and (ii) the year-to-year changes in these items:

| | Percentage of Net Sales | | Year-to-Year Percentage Change |
|---|---|---|---|
| | 2012 | 2011 | 2012 to 2011 |
| Net sales | 100.0% | 100.0% | (3%) |
| Cost of sales | 94.6 | 95.2 | (3) |
| Gross profit | 5.4 | 4.8 | 11 |
| Selling, general and administrative expenses | 5.3 | 5.2 | (1) |
| Gain on asset sales | (0.1) | 0.0 | NM |
| Operating income (loss | 0.2 | (0.4) | NM |
| Interest expense | (0.3) | (0.2) | (1) |
| Interest income and other income | 0.0 | 0.0 | (83) |
| Loss before income taxes | (0.1) | (0.6) | (88) |
| Income tax benefit | (0.0) | (0.2) | (88) |
| Net loss | (0.1%) | (0.4%) | (88%) |

NM = Not Meaningful

The components of net sales and gross profit are summarized in the table below (Dollars in millions):

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total |
| Net Sales | | | | |
| Contract Manufacturing | $ 80.7 | 75% | $ 84.5 | 77% |
| Business Imaging | 26.3 | 25 | 25.4 | 23 |
| Net Sales | $107.0 | 100% | $109.9 | 100% |
| | Amount | Margin % | Amount | Margin % |
| Gross Profit | | | | |
| Contract Manufacturing | $4.5 | 6% | $4.0 | 5% |
| Business Imaging | 1.3 | 5% | 1.2 | 5% |
| Gross profit | $5.8 | 5% | $5.2 | 5% |

**Fiscal Year Ended September 30, 2012 Compared to September 30, 2011**

**Net Sales** for fiscal 2012 decreased $2.9 million (3%) from net sales for fiscal 2011, due to a $3.8 million (4%) decrease in the Contract Manufacturing segment partially offset by a $0.9 million (4%) increase in the Business Imaging segment.

The Company depends on two Contract Manufacturing customers for a significant portion of its business. One customer accounted for 31% of the Company's total sales in fiscal 2012, compared to 31% in fiscal 2011. The second customer accounted for 18% of the Company's total sales in fiscal 2012, compared to 19% in fiscal 2011.

**Gross profit** for fiscal 2012 increased $0.6 million (11%) and gross profit margin remained unchanged at 5% compared to fiscal 2011. The gross profit for fiscal 2012 in the Contract Manufacturing segment increased $0.5 million (13%) compared to fiscal 2011 and the gross profit margin increased to 6% in fiscal 2012 from 5% in fiscal 2011. The Business Imaging segment experienced an increase of $43,000 (3%) in gross profit while the gross profit margin remained unchanged at 5% compared to fiscal 2011.

The fiscal year 2012 generated improved profitability at both operations. The Contract Manufacturing operations benefitted from improved operating costs. Management of both the Contract Manufacturing and Business Imaging operations remain focused on increasing sales, reducing costs and continuing to improve profitability, although there can be no assurances that management will be able to do so.

**Selling, general and administrative expenses** decreased $41,000 (1%) in fiscal 2012 when compared to fiscal 2011 as a result of the Company's overall cost reduction activities.

**Interest expense** decreased slightly by $3,000 (1%) in fiscal 2012 compared to fiscal 2011.

**Income tax benefit** was $(31,000) in fiscal 2012 compared to $(266,000) in fiscal 2011. The income tax benefit represents a net operating loss carryforward that the Company expects to realize in the future as deferred tax liabilities reverse.

**Basic and diluted net loss per share** was $(0.01) for fiscal 2012 compared to $(0.10) for fiscal 2011.

**Selected Quarterly Financial Data**

Not required for a smaller reporting company.

**Liquidity and Capital Resources**

Cash flows provided by operations were $1.0 million for fiscal 2012 compared to cash used in operations of $0.4 million for fiscal 2011. Inventories increased $3.2 million (23%) in fiscal 2012 compared to fiscal 2011, primarily related to planned build-ups and longer lead times in the supply chain. Accounts receivable increased $1.1 million (7%) in fiscal 2012 primarily as a result of increased sales in the fourth quarter. Accounts payable increased $1.5 million (18%) in fiscal 2012 compared to fiscal 2011, largely due to an increase in the volume of raw materials purchased. Depreciation was $2.9 million for fiscal 2012 and $2.9 million for fiscal 2011. The Company's working capital position for the years ended September 30, 2012 and 2011 was $15.0 and $14.2 million, respectively.

Cash used in investing activities was $1.6 million in fiscal 2012 compared to $1.3 million in fiscal 2011. Contract Manufacturing spent approximately $1.8 million on capital expenditures and obtained $0.2 million in proceeds from the disposal of assets during fiscal 2012.

In June, 2010, the Company entered into a long-term note for the purchase of a second 8-color press for $1.3 million, previously accounted for as an operating lease. The note, which has a five-year term, bears interest at a rate of 5.75% per annum with payments, including principal and interest, of approximately $26,000 per month. The note is collateralized by the press.

Cash provided by financing activities was $0.6 million in fiscal 2012 consisting of $0.8 million related to the Company borrowing under its revolving credit line to fund a portion of its increased working capital and equipment needs and $0.2 million related to principal payments of the note payable mentioned above. Cash provided by financing activities was $1.7 million in fiscal 2011, consisting of $1.9 million related to the Company borrowing under its revolving credit line and $0.2 million used to make principal payments on the note payable.

The Company's primary need for capital resources is to finance inventories, accounts receivable, and capital expenditures. At September 30, 2012, cash recorded on the balance sheet was $8,320.

The Contract Manufacturing segment's sales are made pursuant to project-specific purchase orders as well as contract service agreements with multi-year terms. Sales under such contract service agreements are typically derived from customer directed purchase orders based on unit volume projections supplied by the customers and demand generated by the customers' consumer bases. The Company has contracts for both Printing and Contract Manufacturing. One of these contract customers, a multinational consumer products company, accounted for approximately 31% of total sales in fiscal 2012 and 31% of total sales in fiscal 2011. The current contract with this customer expires March 31, 2013. The Company is currently negotiating renewal terms with this customer. There can be no assurance that the contract will be renewed. Another multinational consumer products company accounted for approximately 18% of total sales in fiscal 2012 and 19% in fiscal 2011. The current contract with this customer has been extended until June 2013. However, because the Company's contract revenue agreements described above generally do not have minimum purchase requirements, the revenues attributable to the contracts are subject to normal business fluctuations.

On July 31, 2012, the Company amended its credit agreement to extend its maturity date to June 30, 2013 and modified the required levels of after tax net income (or loss) under its financial covenants for fiscal years 2012 and 2013. However, there can be no assurances that the Company will be able to maintain such specified minimum levels of after tax net income in such years. The amount available for borrowing under the revolving line of credit facility was increased to $10.5 million subject to borrowing base limitations as defined in the agreement. The amendment also limits capital expenditures as defined in the agreement. The Company's revolving line of credit is classified as a current liability on the accompanying balance sheets because provisions in the credit agreement include deposit account requirements and a material adverse effect covenant which is subjective in nature. It is also the Company's policy to classify borrowings under the revolving line of credit as current based on how it manages working capital. Borrowings under the new credit facility bear interest at a rate equal to LIBOR plus 2.50%. The Company is required to pay a non-usage fee of .50% per annum on the unused portion of the facility.

On April 3, 2012, the Company entered into a Commercial Security Agreement in favor of the lender to secure obligations under the First Amended and Restated Credit Agreement. The Commercial Security Agreement grants to the lender a security interest in all of the accounts and inventory of Tufco, L.P., a subsidiary of the Company.

**Liquidity and Capital Resources (Continued)**

The Company had approximately $3.2 million available under the $10.5 million revolving line of credit facility as of September 30, 2012. As of September 30, 2012, the Company was in compliance with all of its covenants under the credit agreement.

Consistent with the sales concentration previously discussed, amounts due from two multinational consumer products customers represent 56% and 45% of total accounts receivable at September 30, 2012 and 2011, respectively.

Management believes that the Company's operating cash flow, together with amounts available under its credit agreement, are adequate to service the Company's current obligations as of September 30, 2012, assuming the Company is able to extend or refinance its credit agreement upon expiration.

The Company intends to retain earnings to finance future operations and expansion and does not expect to pay any dividends within the foreseeable future. In addition, pursuant to the credit agreement, the Company's primary lenders must approve the payment of any dividends over $2.0 million.

**Inflation**

In fiscal years 2012 and 2011, the impact of inflation was minimal on the Company's inventory and net income. Management believes that the Company is generally successful in passing these fluctuations in raw material prices to its customers through increases or decreases in the selling price of the Company's products, although the timing of selling price increases may lag behind cost increases. Prior to these periods, the impact of inflation has been minimal on the Company's inventory and operations.

**Off Balance Sheet Arrangements**

The Company has no Off Balance Sheet Arrangements (as defined in Item 303 (a)(4) of Regulation S-K).

### Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The reported financial results and disclosures were determined using significant accounting policies, practices and estimates as described below. We believe the reported financial disclosures are reliable and present fairly, in all material respects, the financial position and results of operations for the Company.

Financial statement preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual amounts could differ from the amounts estimated. Differences from those estimates are recognized in the period they become known.

Accounts Receivable- Management estimates allowances for collectability related to its accounts receivable balances. These allowances are based on the customer relationships, the aging and turns of accounts receivable, credit worthiness of customers, credit concentrations and payment history. Management's estimates include providing for 100 percent of specific customer balances when it is deemed probable that the balance is uncollectable. Management estimates the allowance for doubtful accounts by analyzing accounts receivable balances by age, applying historical trend rates to the most recent 12 months' sales, less actual write-offs to date. Although management monitors collections and credit worthiness, the inability of a particular customer to pay its debts could impact collectability of receivables and could have an impact on future revenues if the customer is unable to arrange other financing. Management does not believe these conditions are reasonably likely to have a material impact on the collectability of its receivables or future revenues. Recoveries of accounts receivables previously written off are recorded when received. Credit terms to customers in the Contract Manufacturing segment are generally net 30 days. Credit terms to customers in the Business Imaging segment are generally discounted net 30 terms.

Management estimates sales returns and allowances by analyzing historical returns and credits, and applies these trend rates to the most recent 12 months' sales data to calculate estimated reserves for future credits. Actual results could differ from these estimates under different assumptions.

Inventories- Inventories are carried at the lower of cost or market, with cost determined under the first-in, first-out (FIFO) method of inventory valuation. The Company estimates reserves for inventory obsolescence and shrinkage based on its judgment of future realization.

Goodwill- The Company tests goodwill annually at the reporting unit level for impairment as of July 1. The operating segments herein also represent the Company's reporting units for goodwill purposes. The Company uses a discounted cash flow analysis to estimate reporting unit fair values and also considers multiples of relevant companies. In determining the fair values of the reporting units, the Company was required to make certain assumptions and cannot predict what future events may occur that could adversely affect the reported value of its goodwill.

Management completed the Company's annual impairment test and determined there were no changes in the carrying amount of goodwill by reporting unit at July 1, 2012. However, there can be no assurance that valuation multiples will not decline, growth rates will not be lower than expected, discount rates will not increase, or the projected cash flows of the individual reporting units will not decline. The Company prepared the discounted cash flow analysis in the same manner as in prior years. The Company further updated all significant assumptions in light of current market and regulatory conditions. The key assumptions used in preparing the discounted cash flow analysis were (1) projected cash flows, (2) risk adjusted discount rates, and (3) expected long term growth rates. Because each of the reporting units has distinct characteristics, the Company developed these assumptions separately. Any variance in the underlying

**Critical Accounting Estimates (Continued)**

assumptions could have a material impact on the evaluation of goodwill impairment. These assumptions included the Company's actual operating results, future business plans, economic projections and market data, as well as estimates by its management regarding future cash flows and operating results. For example, lower than expected growth or margins or an increase to the discount rate due to changes in risk premiums or other factors may suggest that an impairment has occurred under Step 1 and require the Company to proceed to Step 2 to measure the fair value of assets and liabilities of the reporting units.

To estimate the fair value of each reporting unit, the Company applied a discount rate of 13.4% in the 2012 measurement compared to a discount rate of 12.8% in the 2011 measurement. The change in the discount rate is caused by, amongst other things, an increase in the estimated risk premium to provide for uncertainty in the long-term cash flows of the business. Management believes it has been difficult in recent years to accurately predict business performance for the reporting units due to industry conditions. In the Contract Manufacturing business, cyclical economic conditions have impacted demand for branded consumer products. In the Business Imaging business, volatility in paper costs experienced by the converting industry has been unfavorable to historical operating results. To improve profit margins, management believes it has implemented business plans related to growth, pricing, product mix and cost reduction strategies. Management notes that recent operating results have improved and it expects the business initiatives it has implemented to continue to have a favorable impact on operating results.

Management believes the estimated risk premiums give reasonable consideration to both the historical results as well as recent performance. If the improved business performance is not sustained as expected, the projected cash flows may not be sufficient to support the carrying value of the reporting units, and an impairment of goodwill will likely occur. As part of its review, management considers the sensitivity of the discount rate, and notes that using its current growth assumptions, the maximum discount rate that allows Contract Manufacturing to pass Step 1 is 17.9%, and the maximum discount rate that allows Business Imaging to pass Step 1 is 13.9%. In addition, the Company is in the process of implementing a labor efficiency plan in Business Imaging. Including these cost reductions, the maximum discount rate that allows Business Imaging to pass Step 1 is 16.6%.

The Company recognizes that its common stock regularly trades below book value per share and will continue to monitor the relationship of its market capitalization to both its book value and tangible book value. While management plans to return the Company's business fundamentals to levels that support the book value per share, there is no assurance that the plan will be successful, or that the market price of the common stock will increase to such levels in the foreseeable future.

During fiscal year 2011, the Company changed its annual goodwill measurement date from June 30 to July 1. The assessment was performed as of June 30, 2011 and an updated assessment was performed as of July 1, 2011. The assessment included comparing the carrying amount of net assets of each reporting unit to its respective implied fair value as of each date.

Impairment of Long-Lived Assets- In accordance with Accounting Standards Codification ("ASC") 360-10 (formerly SFAS No. 144), "Accounting for the Impairment for Disposal of Long-Lived Assets", the Company evaluates the recoverability of the recorded amount of long-lived assets whenever events or changes in circumstances indicate that the recorded amount of an asset group may not be fully recoverable. An impairment is assessed when the undiscounted expected future cash flows derived from an asset group are less than its carrying amount. If an asset is determined to be impaired, the impairment to be recognized is measured as the amount by which the recorded amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the recorded amount or fair value less cost to sell. The Company determines fair value using discounted future cash flow analysis or other accepted valuation techniques.

### Critical Accounting Estimates (Continued)

Income Taxes- Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due, if any, plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences that will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred tax assets will include recognition of operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes. When applicable, valuation allowances are recognized to limit recognition of deferred tax assets where appropriate. Such allowances may be reversed when circumstances provide evidence that the deferred tax assets will more likely than not be realized.

The Company has not recorded a valuation allowance against its deferred tax assets as of September 30, 2012 based on its evaluation of the available evidence, which includes consideration of reversal patterns for long-term deferred tax liabilities and the expected taxable income generated in future periods. The assessment of a valuation allowance is an estimate and changes in future taxable income or loss can result in change in the assessment of a valuation allowance. In addition, if net operating loss carryforwards will not reverse and be realized over the same long-term period as the difference primarily for depreciation on property and equipment, a change in the assessment of a valuation allowance could occur.

Additional information on the Company's accounting policies is set forth in Note 1 to the Consolidated Financial Statements included in Item 8 of this Report as referenced to the Appendix to this Report.

### Recently Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") has issued Accounting Standards Update ("ASU") No. 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment.* This ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount ("qualitative assessment"). If it is more likely than not the fair value of a reporting unit is less than its carrying amount, an entity would not be required to perform the existing two-step impairment test. The amendments to Topic 350 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company does not believe the adoption of ASU 2011-08 will have a material effect on its consolidated financial statements.

## ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required for a smaller reporting company.

## ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's Consolidated Financial Statements are attached as an Appendix to this Report.

## ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A – CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports filed pursuant to the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) were effective as of the end of the Company's 2012 fiscal year.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Securities Exchange Act Rules 13a-15(f) or 15d-15(f)). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of its internal control over financial reporting as of September 30, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment, the Company believes that as of September 30, 2012, the Company's internal control over financial reporting was effective based on those criteria.

This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.

There have been no changes in the Company's internal control over financial reporting during the fiscal quarter ended September 30, 2012, that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

## ITEM 9B – OTHER INFORMATION

None.

**PART III**

## ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Set forth below is certain biographical information concerning our directors and executive officers as of December 14, 2012:

| Name | Age | Position Held |
|---|---|---|
| Robert J. Simon | 54 | Chairman of the Board of Directors |
| Samuel J. Bero | 77 | Director |
| C. Hamilton Davison. | 53 | Director |
| Brian Kelly | 69 | Director |
| James F. Robinson | 44 | Director, President and Chief Executive Officer |
| Michael B. Wheeler | 67 | Executive Vice President, Chief Financial Officer and Chief Operating Officer |
| William R. Ziemendorf | 53 | Director |

Executive officers of the Company are elected by the Board of Directors and serve at the discretion of the Board. There are no family relationships between any executive officers or directors of the Company.

**Executive Officers**

*James F. Robinson* - Mr. Robinson assumed the positions of President and Chief Executive Officer of Tufco on September 20, 2011. Previously he was Vice President, Business Development since January, 2010. Prior to joining Tufco he served as Business Development & Technical Director and Business Director-Latin America for Mondi, a publicly traded multinational company headquartered in Johannesburg, South Africa. Mr. Robinson was also a founding member of Hygenitec, a Wisconsin-based wet wipes manufacturer. Mr. Robinson is a member of the Board of Directors of Tufco Technologies, Inc. and Independent Printing Company, Inc. He received a BA in Business Administration/ Economics from Lakeland College and attended graduate school at La Universidad Autónoma Del Estado de Morelos-Centro Bilingüe in Mexico and is fluent in Spanish and Portuguese.

*Michael B. Wheeler* - Mr. Wheeler assumed the position of Executive Vice President, Chief Financial Officer and Chief Operating Officer in June 2006, retaining his position as Secretary and Treasurer. He had served as Vice President, Chief Financial Officer, Secretary and Treasurer since March 27, 2002. From 1999 to 2001, Mr. Wheeler consulted for several companies as a senior financial consultant. Prior to that, Mr. Wheeler was with Stone Container Corporation for twenty-five years serving as Vice President and Treasurer from 1983 to 1998.

**Non-Employee Directors**

*Robert J. Simon* - Mr. Simon has been Chairman of the Board of Directors of Tufco since February 1992. Mr. Simon has been a Senior Managing Director of Bradford Ventures, Ltd., a private investment firm, since 1992 and a General Partner of Bradford Associates since 1989, having started at the firm in 1984. Mr. Simon is either Chairman of the Board or a director of Alkota Cleaning Systems, Inc., Electron Beam Technologies, Inc., Independent Printing Company, Inc., Indo-European Foods, Inc., Overseas Equity Investors Ltd., Professional Plumbing Group, Inc., Sunbelt Modular, Inc., Globe Food Equipment Company, Inc. and CT Color Holdings, Inc. as well as several other privately held companies. Mr. Simon received an MBA from New York University Graduate School of Business Administration and a B.S. from the University of Minnesota School of Management.

Director Qualifications: Mr. Simon has worked in private equity for more than twenty-five years and has served on the board or as Chairman of the Board of more than twenty-five companies. As a result of these and other professional experiences, Mr. Simon possesses particular knowledge and experience in accounting, finance, and capital structure and board practices of other major corporations that strengthen the Board's collective qualifications, skills and experience.

**Non-Employee Directors (Continued)**

*Samuel J. Bero* - Mr. Bero had been President and Chief Executive Officer from November 1993 until he retired in July 1995, Executive Vice President since November 1992, and General Manager since 1974, when he co-founded Tufco Industries, Inc., our predecessor. Mr. Bero has been a director since 1992 and has over 33 years of experience in the converting industry.

Director Qualifications: Mr. Bero has forty years of experience in the converting industry, with experience in procurement, cost control and sales and was CEO of the Company prior to his retirement. As a result of these and other professional experiences, Mr. Bero possesses particular knowledge and experience in the converting industry and marketing products that strengthen the Board's collective qualifications, skills and experience.

*C. Hamilton Davison* - Mr. Davison has been a director since 1992. Mr. Davison is currently a Principal with Advantaged In Strategy, LLC, a management consulting firm which began operations in 2007, and also serves as the President and Executive Director of the American Catalog Mailers Association, a Washington-based 501(c)(6) advocacy group. Formerly, he was President and a director of Paramount Cards, Inc., a manufacturer and retailer of greeting cards, since 1988 and Chief Executive Officer from 1995 to 2006. Prior to that time, Mr. Davison was Vice President, International and Marketing of Paramount Cards, Inc. In addition to other private companies and not-for-profit boards, he served as a director and member of the audit committee of Valley Resources until 2000 when the company was sold to Southern Union (NYSE:SUG). Mr. Davison received a Bachelors Degree from Vanderbilt University and a Masters Degree from the University of Texas.

Director Qualifications: As a former operating company CEO, Mr. Davison has knowledge in a number of adjacent and relevant businesses, including manufacturing, marketing and strategic management experience. As a result of these and other professional experiences, Mr. Davison possesses particular knowledge and considerable understanding in consumer products, national retail, distributor and wholesale as well as international business practices that strengthen the Board's collective qualifications, skills and experience.

*Brian Kelly* - Mr. Kelly became a director in November 2006. He founded Waverly Partners, Inc., a company that provides assistance in the acquisition and operation of niche metals component manufacturing businesses, in 1994, and has been President since its inception. Prior to starting Waverly, Mr. Kelly was President of Fitchburg Coated Products. From 1984 to 1989 he served as Chief Financial Officer of Technographics, Inc. Mr. Kelly is a CPA, received an AB in Political Science from Providence College and an MBA from McGill University.

Director Qualifications: Mr. Kelly is a CPA and has a financial background. He has run companies and has large customer experience. As a result of these and other professional experiences, Mr. Kelly possesses particular knowledge and experience in accounting, finance and capital structure and board practices of other corporations that strengthen the Board's collective qualifications, skills and experience.

*William R. Ziemendorf* - Mr. Ziemendorf has been a director since May 2008. He has been President and Chief Executive Officer of Independent Printing Company, Inc. since 1998. Mr. Ziemendorf began working at Independent Printing in 1986 and held various positions with the company prior to becoming President. Mr. Ziemendorf was employed at Shinners, Hucovski and Company, S.C. as a Certified Public Accountant from June 1981 through April 1986. Mr. Ziemendorf received his Bachelor's degree from the University of Wisconsin-Eau Claire.

Director Qualifications: Mr. Ziemendorf has experience as a CEO in the printing industry and is a CPA. As a result of these and other professional experiences, Mr. Ziemendorf possesses particular knowledge and experience in accounting, finance and capital structure and board practices of other corporations that strengthen the Board's collective qualifications, skills and experience.

None of the directors listed herein is related to any other director or executive officer of the Company.

### Certain Corporate Governance Matters

The Board of Directors has adopted a number of measures designed to comply with the requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and final rules of the Securities and Exchange Commission ("SEC") interpreting and implementing the Sarbanes-Oxley Act, as well as listing rules of the Nasdaq Capital Market relating to corporate governance matters.

### Audit Committee Composition

The Audit Committee is comprised solely of "independent directors" in accordance with the Nasdaq Listing Rules.

The Audit Committee is currently composed of Mr. C. Hamilton Davison, Mr. Brian Kelly, and Mr. William R. Ziemendorf. The Audit Committee operates under a written charter adopted by the Board of Directors. The amended and restated Audit Committee Charter was ratified by the Board of Directors on February 9, 2007. The amended and restated Audit Committee Charter was attached as an exhibit to the Company's definitive Proxy Statement filed in fiscal 2007. For fiscal 2012, the Board of Directors of the Company has determined that Brian Kelly is the Audit Committee Financial Expert (as defined in Item 407(d)(5)(ii) of Regulation S-K).

### Code of Ethics

In December of 2003, the Audit Committee adopted a Code of Ethics applicable to senior financial officers of the Company. This Code of Ethics constitutes a code of ethics applicable to senior financial officers within the meaning of the Sarbanes-Oxley Act of 2002 and SEC rules. The Code of Ethics was filed as an exhibit to the Company's Form 10-K for its fiscal year ended September 30, 2003, and is incorporated by reference as Exhibit 14.1 hereto. The Code of Ethics was ratified by the Board of Directors on January 13, 2004.

### Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership of such securities with the SEC. Officers, directors and greater than 10% beneficial owners are required by applicable regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons that no Forms 3, 4 or 5 were required, the Company believes that during the 2012 fiscal year all Section 16(a) filing requirements were complied with on a timely basis.

## ITEM 11 – EXECUTIVE COMPENSATION

### Compliance with Section 162(m)

The Compensation Committee currently intended for all compensation paid to the executive officers to be tax deductible to the Company pursuant to Section 162(m) of the Internal Revenue Code of 1986, (as amended ("Section 162(m)"). Section 162(m) provides that compensation paid to the executive officers in excess of $1,000,000 cannot be deducted by the Company for Federal income tax purposes unless, in general (1) such compensation is performance-based, established by a committee of outside directors and objective, and (2) the plan or agreement providing for such performance-based compensation has been approved in advance by stockholders. In the future, to maintain flexibility in the compensatory arrangements of the Company, the Compensation Committee may determine to adopt a compensation program that does not satisfy the conditions of Section 162(m) if in its judgment, after considering the additional costs of not satisfying Section 162(m), such program is appropriate.

**Summary Compensation Table**

The table below sets forth the cash and non-cash compensation for the last fiscal year awarded to or earned by our named executive officers.

| Name and Principal Position | Year | Salary | Option Awards(1) | All Other Compensation(2) | Total |
|---|---|---|---|---|---|
| James F. Robinson (3)<br>Director, President<br>and CEO | 2012<br>2011 | $200,000<br>$166,458 | $31,906<br>$22,219 | $7,200<br>$2,233 | $239,106<br>$190,910 |
| Louis LeCalsey, III(4)<br>Director | 2012<br>2011 | $0<br>$274,614 | $0<br>$8,809 | $0<br>$9,083 | $0<br>$292,506 |
| Michael B. Wheeler<br>Executive Vice President,<br>CFO, COO, Secretary<br>and Treasurer | 2012<br>2011 | $182,756<br>$182,756 | $15,953<br>$13,887 | $12,268<br>$13,427 | $210,977<br>$210,070 |
| George Hare(5)<br>General Manager,<br>Business Imaging Sector | 2012<br>2011 | $85,203<br>$145,080 | $0<br>$11,109 | $0<br>$1,674 | $85,203<br>$157,863 |

(1) For awards of options, the dollar amount recognized is based on the aggregate grant date fair value of the awards computed in accordance with FASB Accounting Standards Codification Topic 718, *Compensation – Stock Compensation*.
(2) The compensation reported represents the Company's contributions to the Company's 401(k) Plan, car allowances and country club dues. The Company has currently resumed contributions to the 401(k) Plan.
(3) Mr. Robinson assumed the position of Director, President and CEO of the Company on September 20, 2011.
(4) Mr. LeCalsey retired from his positions with the Company on September 19, 2011. Mr. LeCalsey served as a Director of Tufco Technologies, Inc. until May 23, 2012.
(5) Mr. Hare has resigned from his position with the Company effective February 29, 2012.

**Employment Agreements**

Mr. Robinson entered into an employment agreement with the Company effective October 11, 2010, for an initial term of one year with successive one-year renewal terms. The employment agreement provided that if we terminate his employment for cause, or as a result of his death or disability, our obligation to compensate him would immediately terminate. The employment agreement provided that if he is terminated without cause, we would be obligated to compensate him for a period of one year. The employment agreement prohibited him from competing with us while employed by us and for eighteen months after the later of his termination of employment or the termination of severance pay. The employment agreement provided for an annual base salary of $165,000, an annual bonus and various fringe benefits. In connection with his promotion to President and Chief Executive Officer, Mr. Robinson entered into a new employment agreement with the Company effective September 19, 2011, for an initial term of one year commencing on September 19, 2011, with successive one-year renewal terms and Mr. Robinson's prior employment agreement with the Company was terminated. If we terminate his employment for cause, or as a result of his death, our obligation to compensate him immediately terminates. If we terminate his employment as a result of six months partial or total disability, our obligation to compensate him ceases. If he is terminated without cause, we will be obligated to compensate him for a period of one year. The new employment agreement prohibits him from competing with us while employed by us and for twelve months after the later of his termination of employment or the termination of severance pay. The new employment agreement provides for a current annual base salary of $200,000, an annual bonus and various fringe benefits. The bonus is based upon a target for pre-tax income determined by the Compensation Committee. Mr. Robinson did not receive a bonus for fiscal year 2012 or 2011.

**Employment Agreements (Continued)**

Mr. LeCalsey entered into an employment agreement with the Company effective September 19, 1996, as amended, under which he served as the President and Chief Executive Officer for an initial term of three years with successive one-year renewal terms. The employment agreement provided that if we terminated his employment for cause, or as a result of his death or disability, our obligation to compensate him would immediately terminate and that if we terminated his employment without cause, we would be obligated to compensate him for a period of one year. The employment agreement prohibited him from competing with us while employed by us and for one year after termination of his employment with us. The employment agreement provided for a base salary of $286,500, an annual bonus and various fringe benefits. The bonus provision was based upon a target for operating income determined by the Compensation Committee. Mr. LeCalsey did not receive a bonus for fiscal year 2012 or 2011. Mr. LeCalsey retired from his position as President and Chief Executive Officer, upon the expiration of his employment agreement on September 19, 2011.

Mr. LeCalsey entered into a consulting agreement with the Company effective September 19, 2011, under which he served as a senior advisor to the Company until March 19, 2012. Pursuant to the consulting agreement, Mr. LeCalsey was paid a consulting fee of $5,000 per month during the term of the consulting agreement.

Mr. Wheeler entered into an employment agreement with the Company effective March 27, 2002, under which he served as Vice President, Chief Financial Officer, Secretary and Treasurer for an initial term of one year with successive one-year renewal terms. Mr. Wheeler was promoted to Executive Vice President, Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer in June, 2006. If we terminate his employment for cause, or as a result of his death or disability, our obligation to compensate him immediately terminates. If we terminate his employment without cause, we will be obligated to compensate him for a period of one year (and if such termination occurs in the fourth quarter of any year, a pro-rated portion of his bonus, if applicable). The employment agreement prohibits him from competing with us while employed by us and for one year after termination of his employment by us. The employment agreement provides for a current annual base salary of $202,500, an annual bonus and various fringe benefits. The bonus is based upon a target for operating income determined by the Compensation Committee. Mr. Wheeler did not receive a bonus for fiscal year 2012 or 2011.

Mr. Hare entered into an employment agreement with the Company effective June 30, 2008, under which he served as General Manager, Business Imaging Sector for an initial term of one year with successive one-year renewal terms. If we terminated his employment for cause, or as a result of his death or disability, our obligation to compensate him would immediately terminate. If he was terminated without cause, we would be obligated to compensate him for a period of one year. The employment agreement prohibited him from competing with us while employed by us and for one year after the later of his termination of employment or the termination of severance pay. The employment agreement provided for a annual base salary of $156,000, an annual bonus and various fringe benefits. The bonus was based upon a target for operating income determined by the Compensation Committee. Mr. Hare did not receive a bonus for fiscal year 2012 or 2011. Mr. Hare left the Company on February 29, 2012. Since Mr. Hare resigned, there was no termination pay.

**Outstanding Equity Awards at Fiscal Year-End**

The following table sets forth certain information concerning the value of the unexercised options as of September 30, 2012 held by the named executive officers.

| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price($) | Grant Date | Option Expiration Date |
|---|---|---|---|---|---|
| James F. Robinson | 5,000 | 1,667 | $3.25 | 9/14/10 | 9/14/20 |
| | 8,000 | 5,333 | $3.90 | 8/24/11 | 8/24/21 |
| | 20,000 | 20,000 | $3.25 | 5/24/12 | 5/24/22 |
| Michael B. Wheeler | 12,500 | --- | $4.92 | 10/01/02 | 10/01/12 |
| | 11,000 | --- | $5.71 | 11/26/03 | 11/26/13 |
| | 9,000 | --- | $7.87 | 11/19/04 | 11/19/14 |
| | 6,000 | --- | $7.60 | 10/01/07 | 10/01/17 |
| | 6,000 | --- | $5.56 | 9/03/08 | 9/03/18 |
| | 3,500 | 1,167 | $3.19 | 11/30/09 | 11/30/19 |
| | 5,000 | 1,667 | $3.25 | 9/14/10 | 9/14/20 |
| | 5,000 | 3,333 | $3.90 | 8/24/11 | 8/24/21 |
| | 10,000 | 10,000 | $3.25 | 5/24/12 | 5/24/22 |

The options have an exercise price equal to the fair market value of the underlying stock at the date of grant. Employee stock options vest ratably over a three-year period. Options issued under the 2003 Non-Qualified Stock Option Plan generally expire ten years from the date of grant.

**Potential Payment On Termination Or Change In Control**

The employment agreements provide for a current annual base salary, an annual bonus and various fringe benefits. The bonus is based upon a target for operating income determined by the Compensation Committee. As of September 30, 2012, the following table sets forth the potential payment that each of our named executive officers would receive upon termination or change in control.

| Name | Compensation Following Termination Without Cause (1) | Compensation of Individual if Terminated Within 180 Days Following Change in Control (1) |
|---|---|---|
| James F. Robinson | $200,000 | $200,000 |
| Michael B. Wheeler | $202,500 | $202,500 |

(1) Some officers would receive a bonus based upon a target for operating income determined by the Compensation Committee.

**Director Compensation**

Our directors who are not employees receive:

- an annual fee of $12,000,
- a payment of $1,500 for each board meeting attended,
- a payment of $1,500 for each committee meeting attended, and
- per diem fees for supplemental Audit Committee services.

In addition, upon election or reelection to the Board of Directors at the annual meeting, each non-employee director receives an option to acquire 3,000 shares of common stock under Tufco's 2004 Non-Employee Director Stock Option Plan. The options are exercisable immediately at an exercise price equal to the fair market value of the common stock on the date of the annual meeting. On May 23, 2012, Messrs. Bero, Davison, Kelly, Simon and Ziemendorf each received options to acquire 3,000 shares of common stock under Tufco's 2004 Non-Employee Director Stock Option Plan, as amended, with an exercise price of $3.25 per share. Mr. LeCalsey and Mr. Segel served as Directors of the Company, until May 23, 2012.

**Fiscal 2012 Director Compensation**

| Name | Fees Earned or Paid in Cash | Option Awards (1) | Total |
|---|---|---|---|
| Robert J. Simon | $24,000 | $3,996 | $27,996 |
| Samuel J. Bero | $24,000 | $3,996 | $27,996 |
| C. Hamilton Davison | $25,500 | $3,996 | $29,496 |
| Brian Kelly | $27,000 | $3,996 | $30,996 |
| Louis LeCalsey, III | $12,000 | $0 | $12,000 |
| Richard M. Segel | $12,000 | $0 | $12,000 |
| William R. Ziemendorf | $24,000 | $3,996 | $27,996 |

(1) For awards of options, the dollar amount recognized is based on the aggregate grant date fair value of the awards computed in accordance with FASB Accounting Standards Codification Topic 718, *Compensation – Stock Compensation.*

## ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

### Security Ownership of Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 14, 2012, by (1) each person known by us to own beneficially more than 5% of our outstanding common stock, (2) each current director, (3) each named executive officer, and (4) all current directors and executive officers as a group. Unless otherwise indicated, the shares listed in the table are owned directly by the individual or entity, or by both the individual and the individual's spouse. The individual or entity has sole voting and investment power as to shares shown or, in the case of the individual, such power is shared with the individual's spouse.

Certain of the shares listed below are deemed to be owned beneficially by more than one stockholder under SEC rules. Accordingly, the sum of the ownership percentages listed exceeds 100%.

| Over 5% Stockholders | AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP | PERCENT OF CLASS |
|---|---|---|
| Robert J.Simon(1)(3)(4)(11) | 2,661,543 | 61.3% |
| Barbara M. Henagan(1)(3) | 2,621,661 | 60.8% |
| Bradford Venture Partners, L.P.(1)(6) | 2,619,740 | 60.8% |
| Overseas Equity Investors Partners(3)(2) | 2,619,740 | 60.8% |
| **Other Directors and Executive Officers** | | |
| Samuel J. Bero(7) | 207,500 | 4.8% |
| C. Hamilton Davison(5) | 33,842 | * |
| Brian Kelly(12) | 71,590 | 1.7% |
| William R. Ziemendorf(13) | 15,000 | * |
| Michael B. Wheeler(8) | 41,500 | * |
| James F. Robinson(9) | 19,100 | * |
| Directors and Executive Officers as a Group (7 persons)(1)(3)(10) | 3,050,075 | 68.1% |

* Less than one percent

(1) The amounts shown for Mr. Simon and Ms. Henagan include the shares owned of record by Bradford Venture Partners, L.P., as to which they may be deemed to share beneficial ownership due to their having voting and dispositive power over such shares. Bradford Associates, a general partnership of which such two persons are the partners, is the sole general partner of Bradford Venture Partners, L.P. and, as such, holds a 1% interest in that partnership. The business address of each of Mr. Simon and Ms. Henagan is 92 Nassau Street, Princeton, New Jersey, 08542.

(2) The address of the stockholder is 92 Nassau Street, Princeton, New Jersey 08542. The amount shown for the stockholder includes 709,870 shares owned of record by Overseas Equity Investors Partners ("Overseas Equity"), as to which the stockholder may be deemed to share beneficial ownership due to the formation of a "group" comprised of the stockholder and Overseas Equity for purposes of SEC rules.

(3) The amounts shown for Mr. Simon and Ms. Henagan includes the shares owned of record by Overseas Equity as to which they may be deemed to share beneficial ownership due to their having voting power over such shares. Mr. Simon serves as chairman of the board of directors of the corporation that acts as the managing partner of Overseas Equity. Bradford Associates holds a 1% partnership interest in Overseas Equity, which may increase upon the satisfaction of certain contingencies related to the overall performance of Overseas Equity's investment portfolio, and also acts as an investment advisor for Overseas Equity.

**Security Ownership of Certain Beneficial Owners (Continued)**

(4) The stockholder is also one of our directors.

(5) The amount shown includes 30,000 shares that may be acquired under options exercisable within 60 days of December 14, 2012.

(6) The address of the stockholder is Clarendon House, Church Street, Hamilton 5-31, Bermuda. The amount shown for the stockholder includes 1,909,870 shares owned of record by Bradford Venture Partners, L.P., as to which the stockholder may be deemed to share beneficial ownership due to the information of a "group" comprised of the stockholder and Bradford Venture Partners, L.P. for purposes of SEC rules.

(7) The amount shown includes 30,000 shares that may be acquired under options exercisable within 60 days of December 14, 2012.

(8) The amount shown includes 40,500 shares that may be acquired under options exercisable within 60 days of December 14, 2012.

(9) The amount shown includes 6,000 shares that may be acquired under options exercisable within 60 days of December 14, 2012.

(10) The amount shown includes an aggregate of 171,500 shares that may be acquired under options exercisable within 60 days of December 14, 2012.

(11) The amount shown includes 30,000 shares that may be acquired under options exercisable within 60 days of December 14, 2012

(12) The amount shown includes 20,000 shares that may be acquired under options exercisable within 60 days of December 14, 2012.

(13) The amount shown includes 15,000 shares that may be acquired under options exercisable within 60 days of December 14, 2012.

**Equity Compensation Plan Information**

The following table sets forth information concerning the equity compensation plans of the Company as of September 30, 2012.

| Plan Category | (A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | (C) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) |
|---|---|---|---|
| Equity compensation plans approved by security holders (1) | 257,725 | $4.92 | 213,775 |
| Equity compensation plans not approved by security holders (2) | --- | --- | --- |

(1) Plans represent (i) the 1992 Non-Qualified Stock Option Plan, which expired in April 2002, (ii) the 2003 Non-Qualified Stock Option Plan, which expires April 2013 and the 1993 Non-Employee Director Stock Option Plan, which expired March 2004, and (iii) the 2004 Non-Employee Director Stock Option Plan, which expires March 2014.

(2) There are no equity compensation plans not approved by security holders.

## ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We lease one of our facilities from a partnership in which Samuel J. Bero is a partner. We paid total rent of $220,502 to the partnership that is the lessor of this facility for fiscal year 2012. In November 2006, we entered into a new lease with the partnership, which expires in March 2013. The rent under this lease is $17,070 per month beginning in April 2007 and increases by 1.65% each succeeding year. In exchange for the Company's entering into the new lease, the partnership agreed to pay for up to $300,000 of improvements to the facility. We believe that the terms of this lease are at least as favorable to us as could have been obtained from an unaffiliated party. On November 28, 2012, the Company renewed the lease for a one year term effective April 1, 2013 with three one year renewal options. Rental expense will be reduced to $12,825 per month. If the Company exercises its renewal options, rental expense will increase 2.5% for each renewal period.

In 1994, the Company entered into a consulting agreement with Bradford Ventures, Ltd., an affiliate of Bradford Venture Partners, L.P., and Overseas Equity Investors Partners, two of our largest stockholders, under which Bradford Ventures provides various financial consulting services to us for an initial term of ten years, with successive automatic renewal terms of one year each unless terminated by either party. Under this agreement, Bradford Ventures has assisted us in structuring our initial public offering, various acquisitions and divestitures and restructuring our long-term obligations. In addition, Bradford Ventures provides general business consulting and advice. We expect to use the services of Bradford Ventures in the future for similar services as well as in any major transaction, such as loans, subsequent public offerings and acquisitions and divestitures. We are obligated to pay Bradford Ventures an initial annual fee of $210,000 under the agreement, subject to a 5% annual increase for each year since 1994, plus reasonable out-of-pocket expenses. During fiscal year 2012, we paid Bradford Ventures Ltd. $473,691 in fees. We believe that the terms of the agreement with Bradford Ventures Ltd. are customary and are at least as favorable to us as could be obtained from an unaffiliated party.

The Company is a "Controlled Company" as defined in Nasdaq Listing Rule 5615(c)(1). The Board of Directors has based this determination on the fact that approximately 61% of the voting stock of the Company is held by Bradford Venture Partners, L.P. and Overseas Equity Investors Ltd., which together constitute a group for purposes of Nasdaq Listing Rule 5615(c)(1). The Company's compensation committee includes one director, Robert J. Simon, who is not "independent" under the Nasdaq Listing Rules. However, as the Company is a "Controlled Company" it is not required under the standards of the Nasdaq Listing Rules to have a compensation committee consisting solely of "independent" directors.

The Board of Directors does not have a standing Nominating Committee or committee performing similar functions; however, the Board of Directors functions in the capacity of the Nominating Committee. As the Company is a "Controlled Company" and a majority of the members of the Board are independent, the Board has determined not to create a separate nominating committee. The Board of Directors has determined that four of the six directors meet the independence standards under the Nasdaq Listing Rules. These Directors are Messrs. Bero, Davison, Kelly and Ziemendorf.

The Audit Committee or another independent committee of the Board of Directors is required to approve all related-party transactions required to be disclosed pursuant to Item 404 of Regulation S-K (or such approval may be made by another independent committee of the Board).

**ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES**

The following table shows the fees paid or accrued by the Company for the audit and other services provided by McGladrey LLP, Tufco's independent auditor, for fiscal years 2012 and 2011.

| | McGladrey FY 2012 | McGladrey FY 2011 |
|---|---|---|
| Audit Fees | $174,736 | $169,292 |
| Audit-Related Fees | 0 | 0 |
| Tax Fees | 0 | 0 |
| All Other Fees | 0 | 0 |

Audit fees of McGladrey LLP for fiscal 2012 and 2011 consisted of the examination of the consolidated financial statements of the Company, quarterly reviews of consolidated financial statements, review of SEC filings and consultation on various financial reporting matters in support of the Company's consolidated financial statements. There were no "Audit-Related Fees", "Tax Fees" or "All Other Fees" paid to McGladrey LLP during fiscal 2012 and 2011. The Audit Committee approved all of the services described above.

The Audit Committee has adopted a statement of principles with respect to the pre-approval of services provided by the independent registered public accounting firm. In accordance with the statement of principles, the Audit Committee determined that all non-prohibited services to be provided by the independent registered public accounting firm are to be approved in advance pursuant to a proposal from such independent registered public accounting firm and a request by management for approval.

## PART IV

## ITEM 15- EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. *Financial Statements*. Financial statements are attached as an Appendix to this Report. The index to the consolidated financial statements is found on F-1 of the Appendix.

2. *Financial Statement Schedules*. All schedules are omitted because the information required is included in the consolidated financial statements and notes thereto or are not required for a smaller reporting company.

3. *Exhibits*. See Exhibit Index in Item 15(b), below.

(b)

| Exhibit Number | Description |
|---|---|
| 3.1 | Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Company's Registration Statement as filed with the Commission on December 16, 1992, incorporated by reference herein). |
| 3.2 | Bylaws (filed as Exhibit 3.2 to the Company's Registration Statement as filed with the Commission on December 16, 1992, incorporated by reference herein). |
| 10.1 | Stock Purchase and Contribution Agreement, dated as of February 25, 1992, among the Company, Tufco Industries, Inc. ("Tufco"), and the Stockholders of Tufco (filed as Exhibit 10.1 to the Company's Registration Statement as filed with the Commission on December 16, 1992, incorporated by reference herein). |
| 10.2 | Amended and Restated Consulting Agreement with Bradford Investment Partners, L.P. (filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1995, incorporated by reference herein). |
| 10.3 | 1992 Non-Qualified Stock Option Plan (filed as Exhibit 10.12 to the Company's Registration Statement as filed with the Commission on December 16, 1992, incorporated by reference herein). |
| 10.4 | 1993 Non-Employee Director Stock Option Plan (filed as Exhibit 10.19 to the Company's Amendment No. 1 to the Registration Statement as filed with the Commission on November 23, 1993, incorporated by reference herein). |
| 10.5 | Lease between Bero and McClure Partnership and Tufco, L.P, dated October 15, 2002 (filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the period ended September 30, 2002, incorporated by reference herein). |
| 10.6 | Employment Agreement with Louis LeCalsey, III dated September 19, 1996 (filed as Exhibit 10.18 to the Company's Report on Form 10-K for the period ended September 30, 1997, incorporated by reference herein). |
| 10.7 | 2003 Non-Qualified Stock Option Plan (filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for the period ended September 30, 2003, incorporated by reference herein). |
| 10.9 | 2004 Non-Employee Director Stock Option Plan (incorporated by reference to the Company's definitive proxy statement filed on January 29, 2004). |
| 10.11 | Amended lease between Bero and McClure Partnership and Tufco LP dated November 22, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 22, 2006, incorporated by reference herein). |
| 10.14 | Credit Agreement dated May 13, 2009 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 14, 2009, incorporated by reference herein). |
| 10.15 | First Amended and Restated Credit Agreement, dated March 15, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 24, 2010, incorporated by reference herein). |
| 10.16 | First Amendment to the Amended and Restated Credit Agreement, dated December 28, 2010 (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K filed December 29, 2010, incorporated by reference herein). |

(b)

| Exhibit Number | Description |
|---|---|
| 10.17 | Consulting Agreement, dated May 31, 2011, by and between Tufco Technologies, Inc. and Louis LeCalsey, III (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 31, 2011, incorporated by reference herein). |
| 10.18 | Employment Agreement, dated May 31, 2011, by and between Tufco Technologies, Inc. and James F. Robinson (filed as Exhibit 10.12 to the Company's Current Report on Form 8-K filed on May 31, 2011, incorporated by reference herein). |
| 10.19 | Second Amendment to the First Amended and Restated Credit Agreement, dated June 30, 2011, among Tufco, L.P., the Company, JPMorgan Chase Bank N.A., as lender, and the guarantors party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 1, 2011, incorporated by reference herein). |
| 10.20 | Third Amendment to the First Amended and Restated Credit Agreement, dated November 8, 2011, among Tufco, L.P., the Company, JPMorgan Chase Bank N.A., as lender, and the guarantors party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 9, 2011, incorporated by reference herein). |
| 10.21 | Employment Agreement, effective as of June 30, 2008, by and between Tufco Technologies, Inc. and George Hare (filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K for the period ended September 30, 2011, incorporated by reference herein). |
| 10.22 | Employment Agreement, effective as of March 27, 2002, by and between Tufco Technologies, Inc. and Michael B. Wheeler (filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K/A Amendment No. 1 for the period ended September 30, 2011, incorporated by reference herein). |
| 10.23 | Fourth Amendment to the First Amended and Restated Credit Agreement, dated July 31, 2012, among Tufco, L.P., the Company, JPMorgan Chase Bank N.A., as lender, and the guarantors party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 2, 2012, incorporated by reference herein). |
| 14.1 | Code of Ethics (filed as Exhibit 14.1 to the Company's Annual Report on Form 10-K for the period ended September 30, 2003, incorporated by reference herein). |
| 21.1 | Subsidiaries of the Company (filed as Exhibit 23.1 to the Company's Annual Report on Form 10-K for the period ended September 30, 2006, incorporated by reference herein). |
| 23.1 | *Consent of McGladrey LLP |
| 31.1 | *Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 of James F. Robinson. |
| 31.2 | *Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 of Michael B. Wheeler. |
| 32.1 | **Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of James F. Robinson. |
| 32.2 | **Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Michael B. Wheeler. |

* Filed herewith

** Furnished herewith

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Green Bay, Wisconsin, on December 28, 2012.

Tufco Technologies, Inc.

By: /s/ James F. Robinson
James F. Robinson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ James F. Robinson<br>James F. Robinson | President, Chief Executive Officer and Director (Principal Executive Officer) | December 28, 2012 |
| /s/ Robert J. Simon<br>Robert J. Simon | Chairman of the Board | December 28, 2012 |
| /s/ Michael B. Wheeler<br>Michael B. Wheeler | Executive VP, Chief Financial Officer and Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer) | December 28, 2012 |
| /s/ Samuel J. Bero<br>Samuel J. Bero | Director | December 28, 2012 |
| /s/ C. Hamilton Davison<br>C. Hamilton Davison | Director | December 28, 2012 |
| /s/ Brian Kelly<br>Brian Kelly | Director | December 28, 2012 |
| /s/ William R. Ziemendorf<br>William R. Ziemendorf | Director | December 28, 2012 |

# TUFCO TECHNOLOGIES, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders
Tufco Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Tufco Technologies, Inc. and subsidiaries as of September 30, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tufco Technologies, Inc. and subsidiaries as of September 30, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

McGladrey LLP

Schaumburg, Illinois
December 28, 2012

# TUFCO TECHNOLOGIES, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS
## AS OF SEPTEMBER 30, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash | $ 8,320 | $ 8,300 |
| Accounts receivable—Net | 16,456,478 | 15,362,710 |
| Inventories—Net | 17,450,360 | 14,200,576 |
| Prepaid expenses and other current assets | 116,257 | 831,000 |
| Income taxes receivable | 23,359 | - |
| Deferred income taxes | 411,658 | 503,683 |
| Total current assets | 34,466,432 | 30,906,269 |
| PROPERTY, PLANT, AND EQUIPMENT—Net | 15,847,460 | 17,027,006 |
| GOODWILL | 7,211,575 | 7,211,575 |
| OTHER ASSETS—Net | 130,422 | 136,047 |
| TOTAL | $ 57,655,889 | $ 55,280,897 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Revolving line of credit | $ 7,279,718 | $ 6,449,133 |
| Current portion of note payable | 274,309 | 259,017 |
| Accounts payable | 10,618,255 | 8,968,222 |
| Accrued payroll, vacation, and payroll taxes | 614,740 | 571,319 |
| Other current liabilities | 670,778 | 452,186 |
| Income taxes payable | - | 17,858 |
| Total current liabilities | 19,457,800 | 16,717,735 |
| LONG-TERM PORTION OF NOTE PAYABLE | 493,641 | 767,950 |
| DEFERRED INCOME TAXES | 1,988,620 | 2,085,432 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDERS' EQUITY: | | |
| Common stock, $.01 par value—9,000,000 shares authorized; 4,708,741 shares issued | 47,087 | 47,087 |
| Non-voting common stock, $.01 par value—2,000,000 shares authorized and unissued | - | - |
| Preferred stock, $.01 par value—1,000,000 shares authorized and unissued | - | - |
| Additional paid-in capital | 25,607,867 | 25,549,239 |
| Retained earnings | 12,218,331 | 12,270,911 |
| Treasury stock— 399,794 common shares at cost | (2,157,457) | (2,157,457) |
| Total stockholders' equity | 35,715,828 | 35,709,780 |
| TOTAL | $ 57,655,889 | $ 55,280,897 |

See notes to consolidated financial statements.

## TUFCO TECHNOLOGIES, INC. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF OPERATIONS
### FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| NET SALES | $107,041,856 | $109,906,454 |
| COST OF SALES | 101,237,511 | 104,662,598 |
| GROSS PROFIT | 5,804,345 | 5,243,856 |
| OPERATING EXPENSES: | | |
| Selling, general, and administrative | 5,689,789 | 5,730,626 |
| Gain on asset sales | (65,646) | - |
| OPERATING INCOME (LOSS) | 180,202 | (486,770) |
| OTHER (EXPENSE) INCOME: | | |
| Interest expense | (272,457) | (275,510) |
| Interest income and other income | 8,397 | 49,817 |
| Total | (264,060) | (225,693) |
| LOSS BEFORE INCOME TAXES | (83,858) | (712,463) |
| INCOME TAX BENEFIT | (31,278) | (265,749) |
| NET LOSS | $ (52,580) | $ (446,714) |
| NET LOSS PER SHARE: | | |
| Basic | $ (0.01) | $ (0.10) |
| Diluted | $ (0.01) | $ (0.10) |
| WEIGHTED AVERAGE COMMON SHARES OUTSTANDING: | | |
| Basic | 4,308,947 | 4,308,947 |
| Diluted | 4,308,947 | 4,308,947 |

See notes to consolidated financial statements.

## TUFCO TECHNOLOGIES, INC. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

| | Common Stock Voting | | Non-voting Common Stock | Preferred Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| BALANCES—September 30, 2010 | 4,708,741 | $ 47,087 | $ - | $ - | $ 25,497,814 | $ 12,717,625 | $ (2,157,457) | $ 36,105,069 |
| Stock-based compensation expense | - | - | - | - | 51,425 | - | - | 51,425 |
| Net loss | - | - | - | - | - | (446,714) | - | (446,714) |
| BALANCES—September 30, 2011 | 4,708,741 | 47,087 | - | - | 25,549,239 | 12,270,911 | (2,157,457) | 35,709,780 |
| Stock-based compensation expense | - | - | - | - | 58,628 | - | - | 58,628 |
| Net loss | - | - | - | - | - | (52,580) | - | (52,580) |
| BALANCES—September 30, 2012 | 4,708,741 | $ 47,087 | $ - | $ - | $ 25,607,867 | $ 12,218,331 | $ (2,157,457) | $ 35,715,828 |

See notes to consolidated financial statements.

# TUFCO TECHNOLOGIES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| OPERATING ACTIVITIES: | | |
| Net loss | $ (52,580) | $ (446,714) |
| Noncash items in net loss: | | |
| Depreciation and amortization | 2,934,003 | 2,915,120 |
| Deferred income taxes | (4,787) | (310,642) |
| Gain on sale of assets | (65,646) | - |
| Stock-based compensation expense | 58,628 | 51,425 |
| Changes in operating working capital: | | |
| Accounts receivable | (1,093,768) | (1,151,435) |
| Inventories | (3,249,784) | 129,281 |
| Prepaid expenses and other assets | 720,368 | (673,913) |
| Accounts payable | 1,534,055 | (1,006,338) |
| Accrued and other current liabilities | 262,013 | 33,371 |
| Income taxes receivable | (23,359) | 16,430 |
| Income taxes payable | (17,858) | 17,858 |
| Net cash provided by (used in) operating activities | 1,001,285 | (425,557) |
| INVESTING ACTIVITIES: | | |
| Additions to property, plant, and equipment | (1,755,233) | (1,301,863) |
| Proceeds from disposals of assets | 182,400 | - |
| Net cash used in investing activities | (1,572,833) | (1,301,863) |
| FINANCING ACTIVITIES: | | |
| Net borrowings from revolving debt | 830,585 | 1,972,397 |
| Principal payments on note payable | (259,017) | (244,576) |
| Net cash provided by financing activities | 571,568 | 1,727,821 |
| NET INCREASE IN CASH | 20 | 401 |
| CASH: | | |
| Beginning of year | 8,300 | 7,899 |
| End of year | $ 8,320 | $ 8,300 |
| SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES: | | |
| Accounts payable incurred for the purchase of equipment | 115,978 | - |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | | |
| Cash payments for: | | |
| Interest | 271,406 | 265,957 |
| Income taxes | 15,008 | 11,268 |

See notes to consolidated financial statements.

### 1. SIGNIFICANT ACCOUNTING POLICIES

***Consolidated Financial Statements***—Consolidated financial statements include the accounts of Tufco Technologies, Inc., and its wholly owned subsidiaries, Tufco LLC, and Tufco LP and its wholly owned subsidiary Hamco Manufacturing and Distributing LLC (the "Company"). Significant intercompany transactions and balances are eliminated in consolidation. The Company provides integrated manufacturing services including wide web flexographic printing, wet wipe converting, hot melt adhesive laminating, folding, integrated downstream packaging and on-site quality microbiological process management and manufactures and distributes business imaging paper products.

***Financial Statement Preparation***—Financial statement preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual amounts could differ from the amounts estimated. Differences from those estimates are recognized in the period they become known.

***Accounts Receivable***—Management estimates allowances for collectability related to its accounts receivable balances. These allowances are based on the customer relationships, the aging and turns of accounts receivable, credit worthiness of customers, credit concentrations and payment history. Management's estimates include providing for 100 percent of specific customer balances when it is deemed probable that the balance is uncollectable. Management estimates the allowance for doubtful accounts by analyzing accounts receivable balances by age, applying historical trend rates to the most recent 12 months' sales, less actual write-offs to date. Although management monitors collections and credit worthiness, the inability of a particular customer to pay its debts could impact collectability of receivables and could have an impact on future revenues if the customer is unable to arrange other financing. Management does not believe these conditions are reasonably likely to have a material impact on the collectability of its receivables or future revenues. Recoveries of accounts receivables previously written off are recorded when received. Credit terms to customers in the Contract Manufacturing segment are generally net 30 days. Credit terms to customers in the Business Imaging segment are generally discounted net 30 terms.

***Inventories***—Inventories are carried at the lower of cost or market, with cost determined under the first-in, first-out (FIFO) method of inventory valuation. The Company estimates reserves for inventory obsolescence and shrinkage based on its judgment of future realization.

***Property, Plant, and Equipment***—Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives: 20 to 40 years for buildings, 3 to 10 years for machinery and equipment, 3 to 5 years for computer equipment and software, 5 to 7 years for furniture and fixtures, and the shorter of the estimated useful life or the lease term for leasehold improvements.

***Impairment of Long-Lived Assets***—Impairment of long-lived assets is reviewed in accordance with Accounting Standards Codification ("ASC") 360-10. The Company evaluates the recoverability of the recorded amount of long-lived assets whenever events or changes in circumstances indicate that the recorded amount of an asset group may not be fully recoverable. An impairment is assessed when the undiscounted expected future cash flows derived from an asset group are less than its carrying amount. If an asset is determined to be impaired, the impairment to be recognized is measured as the amount by which the recorded amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the recorded amount or fair value less cost to sell. The Company determines fair value using discounted future cash flow analysis or other accepted valuation techniques.

***Goodwill***—The Company tests goodwill annually at the reporting unit level for impairment as of July 1. The operating segments herein also represent the Company's reporting units for goodwill purposes. The Company uses a discounted cash flow analysis to estimate reporting unit fair values and also considers multiples of relevant companies. In determining the fair values of the reporting units, the Company was required to make certain assumptions and cannot predict what future events may occur that could adversely affect the reported value of its goodwill.

Management has completed the Company's annual impairment test and determined there were no changes in the carrying amount of goodwill by reporting unit at July 1, 2012. However, there can be no assurance that valuation multiples will not decline, growth rates will not be lower than expected, discount rates will not increase, or the projected cash flows of the individual reporting units will not decline. The Company prepared the discounted cash flow analysis in the same manner as in prior years. The Company further updated all significant assumptions in light of current market and regulatory conditions. The key assumptions used in preparing the discounted cash flow analysis were (1) projected cash flows, (2) risk adjusted discount rates, and (3) expected long term growth rates. Because each of the reporting units has distinct characteristics, the Company developed these assumptions separately. Any variance in the underlying assumptions could have a material impact on the evaluation of goodwill impairment. These assumptions included the Company's actual operating results, future business plans, economic projections and market data, as well as estimates by its management regarding future cash flows and operating results. For example, lower than expected growth or margins or an increase to the discount rate due to changes in risk premiums or other factors may suggest that an impairment has occurred under Step 1 and require the Company to proceed to Step 2 to measure the fair value of assets and liabilities of the reporting units.

To estimate the fair value of each reporting unit, the Company applied a discount rate of 13.4% in the 2012 measurement compared to a discount rate of 12.8% in the 2011 measurement. The change in the discount rate is caused by, amongst other things, an increase in the estimated risk premium to provide for uncertainty in the long-term cash flows of the business. Management believes it has been difficult in recent years to accurately predict business performance for the reporting units due to industry conditions. In the Contract Manufacturing business, cyclical economic conditions have impacted demand for branded consumer products. In the Business Imaging business, volatility in paper costs experienced by the converting industry has been unfavorable to historical operating results. To improve profit margins, management believes it has implemented business plans related to growth, pricing, product mix and cost reduction strategies. Management notes that recent operating results have improved and it expects the business initiatives it has implemented to continue to have a favorable impact on operating results.

Management believes the estimated risk premiums give reasonable consideration to both the historical results as well as recent performance. If the improved business performance is not sustained as expected, the projected cash flows may not be sufficient to support the carrying value of the reporting units, and an impairment of goodwill will likely occur. As part of its review, management considers the sensitivity of the discount rate, and notes that using its current growth assumptions, the maximum discount rate that allows Contract Manufacturing to pass Step 1 is 17.9%, and the maximum discount rate that allows Business Imaging to pass Step 1 is 13.9%. In addition, the Company is in the process of implementing a labor efficiency plan in Business Imaging. Including these cost reductions, the maximum discount rate that allows Business Imaging to pass Step 1 is 16.6%.

The Company recognizes that its common stock regularly trades below book value per share and will continue to monitor the relationship of its market capitalization to both its book value and tangible book value. While management plans to return the Company's business fundamentals to levels that support the book value per share, there is no assurance that the plan will be successful, or that the market price of the common stock will increase to such levels in the foreseeable future.

During fiscal year 2011, the Company changed its annual goodwill measurement date from June 30 to July 1. The assessment was performed as of June 30, 2011 and an updated assessment was performed as of July 1, 2011. The assessment included comparing the carrying amount of net assets of each reporting unit to its respective implied fair value as of each date.

Goodwill by reporting unit is:

| Contract Manufacturing | Business Imaging | Total |
|---|---|---|
| $4,281,759 | $2,929,816 | $7,211,575 |

***Income Taxes***—Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due, if any, plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences that will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred tax assets will include recognition of operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes. When applicable, valuation allowances are recognized to limit recognition of deferred tax assets where appropriate. Such allowances may be reversed when circumstances provide evidence that the deferred tax assets will more likely than not be realized.

The Company has not recorded a valuation allowance against its deferred tax assets as of September 30, 2012 based on its evaluation of the available evidence, which includes consideration of reversal patterns for long-term deferred tax liabilities and the expected taxable income generated in future periods. The assessment of a valuation allowance is an estimate and changes in future taxable income or loss can result in change in the assessment of a valuation allowance. In addition, if net operating loss carryforwards will not reverse and be realized over the same long-term period as the difference primarily for depreciation on property and equipment, a change in the assessment of a valuation allowance could occur.

The Company recognizes in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. When and if applicable, potential interest and penalty costs are accrued as incurred, with expense being recognized as income tax expense in the statement of operations. No expense for interest and penalties was recognized for the years ended September 30, 2012 and 2011.

***Revenues***—The Company only has one type of revenue recognition activity which recognizes revenue when title and risk of loss transfers to the customer and there is evidence of an agreement and collectibility of consideration to be received is reasonably assured, all of which generally occur at the time of shipment. Sales are recorded net of sales returns and allowances. Shipping and handling fees billed to customers are recorded as revenue and costs incurred for shipping and handling are recorded in cost of sales. Amounts related to raw materials provided by customers are excluded from net sales and cost of sales.

***Stock-Based Compensation***—The Company has an incentive stock plan under which the Board of Directors may grant non-qualified stock options to employees. Additionally, the Company has a Non-Qualified Stock Option Plan for Non-Employee Directors, under which options are available for grant.

The options have an exercise price equal to the fair market value of the underlying stock at the date of grant. Employee options vest ratably over a three-year period and non-employee director options vest immediately. Options issued under these plans generally expire ten years from the date of grant.

***Earnings Per Share***—Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share includes common equivalent shares from dilutive stock options outstanding during the year. During fiscal 2012 and 2011, options to purchase 227,725 shares, and 348,300 shares, respectively, were excluded from the diluted earnings per share computation, as the effects of such options would have been "anti-dilutive".

***Financial Instruments***—Financial instruments consist of cash, receivables, payables, debt, and letters of credit. Their carrying values are estimated to approximate their fair values unless otherwise indicated due to their short maturities, variable interest rates and comparable borrowing costs for equipment loans.

***Recently Issued Accounting Standards***— The Financial Accounting Standards Board ("FASB") has issued Accounting Standards Update ("ASU") No. 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment.* This ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount ("qualitative assessment"). If it is more likely than not the fair value of a reporting unit is less than its carrying amount, an entity would not be required to perform the existing two-step impairment test. The amendments to Topic 350 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company does not believe the adoption of ASU 2011-08 will have a material effect on its consolidated financial statements.

## 2. ACCOUNTS RECEIVABLE

Accounts receivable are stated net of allowances for doubtful accounts of $267,000 and $128,000 at September 30, 2012 and 2011, respectively. Amounts due from two multinational consumer products customers of the Contract Manufacturing segment represent 56% and 45% of total accounts receivable at September 30, 2012 and 2011, respectively.

## 3. INVENTORIES

Inventories at September 30, 2012 and 2011, consist of the following:

| | 2012 | 2011 |
|---|---|---|
| Raw materials | $11,857,627 | $10,908,178 |
| Finished goods | 5,592,733 | 3,292,398 |
| Total inventories | $17,450,360 | $14,200,576 |

Finished goods inventories are stated net of allowance for inventory obsolescence and shrinkage of $309,000 and $393,000 at September 30, 2012 and 2011, respectively.

## 4. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at September 30, 2012 and 2011, consist of the following:

| | 2012 | 2011 |
|---|---|---|
| Land and land improvements | $ 660,324 | $ 660,324 |
| Buildings | 10,160,396 | 10,160,396 |
| Leasehold improvements | 771,476 | 766,395 |
| Machinery and equipment | 32,194,623 | 32,082,618 |
| Computer equipment and software | 5,725,120 | 5,805,435 |
| Furniture and fixtures | 567,823 | 571,566 |
| Vehicles | 29,453 | 44,453 |
| | 50,109,215 | 50,091,187 |
| Less accumulated depreciation and amortization | 35,082,497 | 33,072,461 |
| Net depreciated value | 15,026,718 | 17,018,726 |
| Construction in progress | 820,742 | 8,280 |
| Property, plant, and equipment—net | $15,847,460 | $17,027,006 |

## 5. REVOLVING LINE OF CREDIT AND NOTE PAYABLE

The Company amended its credit agreement effective July 31, 2012 to extend its maturity date to June 30, 2013 and modified the required levels of after tax net income (or loss) under its financial covenants for fiscal years 2012 and 2013. However, there can be no assurances that the Company will be able to maintain such specified minimum levels of after tax net income in such years. The credit agreement also includes a minimum tangible net worth covenant. The amount available for borrowing under the revolving line of credit facility was increased to $10.5 million subject to borrowing base limitations based on percentages of eligible accounts receivable and inventory as defined in the agreement. The amendment also limits capital expenditures as defined in the agreement. The Company's revolving line of credit is classified as a current liability on the accompanying balance sheets because provisions in the credit agreement include deposit account requirements and a material adverse effect covenant which is subjective in nature.

Borrowings under the credit facility in place during the years ended September 30, 2012 and 2011 bore interest at a rate equal to LIBOR plus 2.50%. LIBOR was 0.23% at September 30, 2012 and 2011. The Company is required to pay a non-usage fee of .50% per annum on the unused portion of the facility. Borrowings under the Company's revolving line of credit facility were $7,279,718 and $6,449,133 at September 30, 2012 and 2011, respectively.

On April 3, 2012, the Company entered into a Commercial Security Agreement in favor of the lender to secure obligations under the First Amended and Restated Credit Agreement. The Commercial Security Agreement grants to the lender a security interest in all of the accounts and inventory of Tufco, L.P., a subsidiary of the Company, as collateral for outstanding borrowings.

As of September 30, 2012, the Company had approximately $3.2 million available under the $10.5 million revolving line of credit facility.

Tufco LP is the borrower under the credit agreement. Tufco LLC is an affiliated guarantor and is 100% owned by the parent company, Tufco Technologies, Inc., which is also a guarantor. Under the credit agreement, Hamco Manufacturing and Distributing LLC, a subsidiary of Tufco LP, is also a guarantor. All guarantees are full and unconditional, as well as joint and several. The underlying borrowings are not registered securities.

In June, 2010, the Company entered into a long-term note for the purchase of a 8-color press for $1.3 million. The note which has a five-year term, bears interest at a rate of 5.75% per annum with payments, including principal and interest, of approximately $26,000 per month. The note is collateralized by the press with a net book value of $742,500 as of September 30, 2012.

Future principal payments under the five-year note at September 30, 2012, are as follows:

| | |
|---|---|
| 2013 | $274,309 |
| 2014 | 290,504 |
| 2015 | 203,137 |
| Total | $767,950 |

## 6. INCOME TAXES

The tax effects of significant items composing the Company's net deferred tax liability as of September 30, 2012 and 2011, are as follows:

| | 2012 | 2011 |
|---|---|---|
| Deferred tax assets: | | |
| Valuation allowances for accounts receivable and inventories—not currently deductible | $ 232,534 | $ 233,296 |
| Inventory costs capitalized for tax purposes | 17,099 | 80,898 |
| Vacation and severance accruals—not currently deductible | 85,084 | 85,084 |
| Other accruals—not currently deductible | 79,223 | 107,600 |
| Net operating loss and tax credit carryforwards | 1,328,776 | 1,470,177 |
| Stock compensation | 189,002 | 167,134 |
| Total gross deferred tax assets | 1,931,718 | 2,144,189 |
| Deferred tax liabilities: | | |
| Basis difference on property and equipment | 2,415,859 | 2,633,117 |
| Basis difference on goodwill | 1,092,821 | 1,092,821 |
| Total gross deferred tax liabilities | 3,508,680 | 3,725,938 |
| Net deferred tax liability | $1,576,962 | $1,581,749 |

Net deferred tax assets and liabilities are classified in the accompanying consolidated balance sheets at September 30, 2012 and 2011, as follows:

| | 2012 | 2011 |
|---|---|---|
| Current deferred tax assets | $ 411,658 | $ 503,683 |
| Noncurrent deferred tax liability | 1,988,620 | 2,085,432 |
| Net deferred tax liability | $1,576,962 | $1,581,749 |

As of September 30, 2012, the Company had federal and state net operating loss carryforwards of approximately $2,962,000 and $2,136,000, respectively, for income tax purposes expiring beginning 2029 for federal and 2021 for state. The Company has federal and state tax credit carryforwards of approximately $213,000 as of September 30, 2012. During 2012, the Company utilized a total of $600,000 of federal and state net operating loss carryforwards. The Company did not utilize any net operating loss carryforwards in 2011.

The components of income tax (benefit) expense are as follows:

| | 2012 | 2011 |
|---|---|---|
| Current tax (benefit) expense: | | |
| Federal | $ (41,116) | $ 33,867 |
| State | 14,625 | 11,025 |
| Total | (26,491) | 44,892 |
| Deferred tax benefit: | | |
| Federal | (1,114) | (271,369) |
| State | (3,673) | (39,272) |
| Total | (4,787) | (310,641) |
| Income tax benefit | $ (31,278) | $ (265,749) |

Income tax (benefit) expense varies from the amount determined by applying the applicable statutory income tax rates to pretax income as follows:

| | 2012 | 2011 |
|---|---|---|
| Federal income taxes computed at statutory rates | $ (28,512) | $ (242,238) |
| State income taxes—net of federal tax benefit | 7,228 | (18,643) |
| Other nondeductibles | 13,165 | 7,360 |
| Tax credits | (4,293) | - |
| Change in prior year estimates | (20,564) | - |
| Other | 1,698 | (12,228) |
| Income tax (benefit) | $ (31,278) | $ (265,749) |

At September 30, 2012 and 2011, the Company had no material unrecognized tax benefits. The Company files tax returns in all appropriate jurisdictions, which include a federal tax return and all required state jurisdictions. Open tax years for federal and state jurisdictions are fiscal years 2009 through 2011 and fiscal years 2008 through 2011, respectively. The 2012 tax returns have not yet been filed.

## 7. COMMITMENTS AND CONTINGENCIES

***Leases***—The Company leases facilities in Green Bay, Wisconsin from a partnership composed of certain current and former stockholders. In November 2006, the Company entered into a new lease with the partnership that expires in March 2013, which is classified as an operating lease and requires monthly rental payments of $17,070 which increase 1.65% every twelve months. Rental expense under the related party lease totaled $220,502 for fiscal 2012 and $216,923 for fiscal 2011. On the expiration date there is an option for an additional five-year term to be negotiated. On November 28, 2012, the Company renewed the lease for a one year term effective April 1, 2013 with three one year renewal options. Rental expense will be reduced to $12,825 per month. If the Company exercises its renewal options, rental expense will increase 2.5% for each renewal period.

The Company also leases other facilities and equipment under operating leases. Office and warehouse leases expire on varying dates over the next five years.

Future minimum rental commitments under operating leases with initial or remaining terms in excess of one year at September 30, 2012, are as follows:

| | |
|---|---|
| 2013 | $ 720,531 |
| 2014 | 579,222 |
| 2015 | 544,618 |
| 2016 | 484,260 |
| 2017 | 401,330 |
| Thereafter | 855,131 |
| Total | $3,585,092 |

Rental expense for all operating leases totaled $1,084,736 and $713,892 for the years ended September 2012 and 2011, respectively.

***Litigation***—The Company is subject to lawsuits, investigations, and potential claims arising out of the ordinary conduct of its business.

## 8. PROFIT SHARING SAVINGS AND INVESTMENT PLAN

The Company has a defined contribution 401(k) plan covering substantially all employees. The Company may make annual contributions at the discretion of the board of directors. In addition, the Company may match certain amounts of an employee's contribution. Subsequent to year-end, the Company has currently resumed contributions to the plan. Expenses relating to the defined contribution 401(k) plan totaled zero for fiscal 2012 and 2011.

## 9. STOCKHOLDERS' EQUITY

***Non-voting Common Stock and Preferred Stock***—At September 30, 2012 and 2011, the Company has authorized and unissued 2,000,000 shares of $.01 par value non-voting common stock and 1,000,000 shares of $.01 par value preferred stock.

***Stock Compensation Arrangements***—The 2003 Non-Qualified Stock Option Plan, the ("2003 Plan") reserves 300,000 shares of common stock for grants to selected employees through April 30, 2013, and provides that the price and exercise period be determined by the board of directors which should be at least equal to fair value at the date of grant. Options vest primarily over three years and expire 10 years from date of grant. During fiscal 2012 and 2011, options to purchase 52,000 shares, and 22,000 shares, respectively, of voting common stock were granted.

The 2004 Non-Employee Director Stock Option Plan ("2004 Plan") for non-employee members of the board of directors reserves 150,000 shares of common stock for grants through March 2014 and provides that the exercise price be at least equal to fair value at the date of grant. Options are exercisable immediately and for a period of 10 years. During fiscal years 2012 and 2011, options to purchase 15,000 shares, and 22,000 shares, respectively, of voting common stock were granted under the 2004 Plan.

The Company estimates fair value on the date of grant using the Black-Scholes option valuation model. The Company uses historical data regarding stock option exercise behaviors to estimate the expected term of options granted based on the period of time that options granted are expected to be outstanding. Compensation expense is recognized only on awards expected to vest. Expected volatilities are based on the historical volatility of the Company's stock. The expected dividend yield of zero is based on the Company's historical dividend payments and anticipated future payments. The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the grant date for the length of time corresponding to the expected term of the option.

For the years ended September 30, 2012 and 2011, the total stock compensation expense recognized by the Company was $58,628 and $51,425, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $21,868 and $19,182 for the years ended September 30, 2012 and 2011, respectively. There was $95,209 of unrecognized compensation cost as of September 30, 2012, which will be recognized over a remaining weighted average period of three years.

A summary of the stock option activity under the Company's share-based compensation plans for the years ended September 30, 2012 and 2011 is presented below:

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at September 30, 2010 | 342,650 | $5.90 | | |
| New grants | 44,000 | 3.72 | | |
| Exercised | - | - | | |
| Forfeited or expired | (38,350) | 6.32 | | |
| Outstanding at September 30, 2011 | 348,300 | $5.57 | | |
| New grants | 67,000 | 3.25 | | |
| Exercised | - | - | | |
| Forfeited or expired | (157,575) | 5.66 | | |
| Outstanding at September 30, 2012 | 257,725 | $4.92 | 6.2 | $103,763 |
| Exercisable at September 30, 2012 | 189,233 | $5.48 | 5.0 | $42,690 |

The weighted average grant date fair value of options granted during fiscal 2012 and 2011 was estimated at $1.54 and $2.49 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2012 and 2011:

| | **2012** | **2011** |
|---|---|---|
| Risk-free interest rate | 0.29% | 0.33% |
| Expected volatility | 75.8% | 123.4% |
| Dividend yield | 0.0% | 0.0% |
| Expected option life, standard option (years) | 2.8 | 2.5 |

In fiscal 2012 and 2011, no employee stock options were exercised. The aggregate intrinsic value in the table above is based on the Company's closing stock price of $4.25 on the last business day of the year ended September 30, 2012. The realized tax benefit is recognized, when material, as an increase to additional paid-in capital or a decrease to income tax expense with an offset to deferred tax assets, depending on the accumulation of windfalls and shortfalls.

## 10. RELATED-PARTY TRANSACTIONS

The Company has an agreement with Bradford Ventures, Ltd., an affiliate of the two largest stockholders of the Company, under which Bradford Ventures, Ltd. provides various financial and management consulting services which was initially set to expire in January 2004, and is thereafter automatically renewable on an annual basis if not terminated by either party. The agreement calls for an initial annual fee of $210,000 with annual increases of 5% plus reimbursement of reasonable out-of-pocket expenses. Consulting expense was $473,691 and $451,134 for fiscal 2012 and 2011, respectively.

As discussed in footnote 7 "Commitments and Contingencies", the Company leases facilities from a partnership composed of current and former stockholders.

## 11. MAJOR CUSTOMER AND SEGMENT INFORMATION

Two significant customers of the Contract Manufacturing segment are multinational consumer products companies with whom the Company has confidentiality and non-disclosure agreements. They accounted for the following percentage of total sales:

| | 2012 | 2011 |
|---|---|---|
| Contract Manufacturing segment | | |
| Customer A | 31% | 31% |
| Customer B | 18% | 19% |

The current manufacturing contract with Customer A expires March 31, 2012. The Company is currently negotiating renewal terms with this customer. The current manufacturing contract with Customer B expires June 2013.

The Company manufactures and distributes custom paper-based and nonwoven products, and provides contract manufacturing, specialty printing and related services on these types of products. The Company separates its operations and prepares information for management use by the market segment aligned with the Company's products and services. Corporate costs, such as interest income, interest expense and income tax (benefit) expense are recorded under the Corporate and Other segment. Such market segment information is summarized below. The Contract Manufacturing segment provides services to multinational consumer products companies while the Business Imaging segment manufactures and distributes printed and unprinted business imaging paper products for a variety of business needs.

External customer revenues attributed to foreign countries were approximately 3% and 4% of total sales for fiscal 2012 and 2011, respectively. The revenues are attributed to countries in Europe and to Japan. There are no long-lived assets located outside of the United States at September 30, 2012 and 2011.

| Fiscal 2012 | Contract Manufacturing | Business Imaging | Corporate and Other | Consolidated |
|---|---|---|---|---|
| Net sales | $80,695,957 | $26,345,899 | $ - | $107,041,856 |
| Gross profit | 4,535,130 | 1,269,215 | - | 5,804,345 |
| Operating income (loss) | 3,214,245 | (86,474) | (2,947,569) | 180,202 |
| Depreciation and amortization expense | 2,784,373 | 149,385 | 245 | 2,934,003 |
| Capital expenditures | 1,750,525 | 4,708 | - | 1,755,233 |
| Assets: | | | | |
| Inventories—net | $12,989,387 | $ 4,460,973 | $ - | $ 17,450,360 |
| Property, plant, and equipment—net | 13,943,270 | 1,902,139 | 2,051 | 15,847,460 |
| Accounts receivable and other (including goodwill) | 17,787,992 | 5,996,318 | 573,759 | 24,358,069 |
| Total assets | $44,720,649 | $12,359,430 | $ 575,810 | $ 57,655,889 |

| Fiscal 2011 | Contract Manufacturing | Business Imaging | Corporate and Other | Consolidated |
|---|---|---|---|---|
| Net sales | $84,492,793 | $25,413,661 | $ - | $109,906,454 |
| Gross profit | 4,017,383 | 1,226,473 | - | 5,243,856 |
| Operating income (loss) | 2,351,702 | (23,800) | (2,814,672) | (486,770) |
| Depreciation and amortization expense | 2,783,444 | 131,108 | 568 | 2,915,120 |
| Capital expenditures | 963,313 | 338,550 | - | 1,301,863 |
| Assets: | | | | |
| Inventories—net | $11,010,125 | $ 3,190,451 | $ - | $ 14,200,576 |
| Property, plant, and equipment—net | 14,977,893 | 2,046,816 | 2,297 | 17,027,006 |
| Accounts receivable and other (including goodwill) | 16,837,134 | 6,568,152 | 648,029 | 24,053,315 |
| Total assets | $42,825,152 | $11,805,419 | $ 650,326 | $ 55,280,897 |

The letter to shareholders and this annual report, including the discussion of the Company's fiscal 2012 results in comparison to fiscal 2011 and its goals for fiscal 2013 contains forward-looking statements regarding current expectations, risks and uncertainties for future periods. The actual results could differ materially from those discussed herein due to a variety of factors such as the Company's ability to increase sales, changes in customer demand for its products, cancellation of production agreements by significant customers including two Contract Manufacturing customers it depends upon for a significant portion of its business, its ability to meet competitors' prices on products to be sold under these production agreements, the effects of the economy in general, including the slow economic recovery from the continuing economic downturn, the Company's inability to benefit from any general economic improvements, react to material increases in the cost of raw materials or competition in the Company's product areas, the ability of management to successfully reduce operating expenses, the Company's ability to increase sales and earnings as a result of new projects and services, the Company's ability to successfully install new equipment on a timely basis and to improve productivity through equipment upgrades, the Company's ability to continue to produce new products, the Company's ability to comply with the financial covenants in its credit facility, the Company's ability to extend or refinance its credit facility upon expiration, the Company's ability to sustain profitable operations, the Company's ability to successfully attract new customers through its sales initiatives and strengthening its new business development efforts, the Company's ability to improve the run rates for its products, and changes to regulations governing its operations or other factors beyond the Company's control. Therefore, the financial data for the periods presented may not be indicative of the Company's future financial condition or results of operations. The Company assumes no responsibility to update the forward-looking statements contained in the letter to shareholders and this annual report.

# CORPORATE INFORMATION

## LOCATIONS

CORPORATE OFFICE
GREEN BAY OPERATIONS
3161 S. Ridge Road
Green Bay, Wisconsin 54304
Phone: (920) 336-0054
Fax: (920) 336-9041

www.tufco.com

NEWTON OPERATIONS
1205 Burris Road
Newton, North Carolina 28658
Phone: (828) 464-6730
Fax: (828) 464-6732

www.hamco-products.com

## TRANSFER AGENT

BROADRIDGE CORPORATE
ISSUER SOLUTIONS, INC.
1717 Arch St., Suite 1300
Philadelphia, PA 19103

## INDEPENDENT AUDITORS

McGLADREY LLP
20 North Martingale Rd., Suite 500
Schaumburg, IL 60173-2420

## FORM 10-K

A copy of the Form 10-K is available without charge upon request.

## COMMON STOCK INFORMATION

The Company's common stock (symbol TFCO) is listed on the Nasdaq Capital Market System.


TUFCO, L.P.



TUFCO

Tufco Technologies, Inc. | P.O. Box 23500 | Green Bay, WI 54305-3500
Phone: (920) 336-0054 | Fax: (920) 336-9041 | www.tufco.com